                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------

                                MICROISLET, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

             NEVADA                                         88-0408274
(State or Other Jurisdiction of                 (I.R.S. Employer Identification
Incorporation or Organization)                                 No.)
                                      2836
                          (Primary Standard Industrial
                           Classification Code Number)

                         6540 LUSK BOULEVARD, SUITE C250
                          SAN DIEGO, CALIFORNIA, 92121
                                 (858) 657-0287
        (Address and Telephone Number of Principal Executive Offices and
                          Principal Place of Business)
                              ---------------------

                               WILLIAM G. KACHIOFF
               VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
                                MICROISLET, INC.
                         6540 LUSK BOULEVARD, SUITE C250
                          SAN DIEGO, CALIFORNIA, 92121
                                 (858) 657-0287
            (Name, Address and Telephone Number of Agent For Service)
                              ---------------------

                                   Copies To:
                              JOHN D. TISHLER, ESQ.
                             STEPHEN R. LASALA, ESQ.
                    PROCOPIO, CORY, HARGREAVES & SAVITCH LLP
                            530 B STREET, SUITE 2100
                           SAN DIEGO, CALIFORNIA 92101
                                 (619) 515-3208

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
    From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

         IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

         IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

         IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(D) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

         IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, CHECK THE FOLLOWING BOX. [ ]


                                       CALCULATION OF REGISTRATION FEE
-------------------------- ------------------- -------------------- -------------------- ---------------------
 Title of Each Class Of                         Proposed Maximum     Proposed Maximum
    Securities To Be           Amount To       Offering Price Per   Aggregate Offering        Amount Of
       Registered            Be Registered            Unit                 Price           Registration Fee
-------------------------- ------------------- -------------------- -------------------- ---------------------
Common Stock (1)              689,622             $2.025               $1,396,485           $128.48
-------------------------- ------------------- -------------------- -------------------- ---------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the bid and asked price as of July 23, 2002.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective of such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Subject to Completion, Dated July 24, 2002

                                   PROSPECTUS

             Up to 689,622 shares of common stock, par value $0.001

                                MICROISLET, INC.

         This prospectus relates to the sale of up to 689,622 shares of our common stock. The selling shareholders acquired these shares pursuant to the merger between a wholly owned subsidiary of MicroIslet, Inc., a Nevada corporation formerly known as ALD Services, Inc., and MicroIslet, Inc., a Delaware corporation, which was effective April 24, 2002. The shares are being registered to permit public secondary trading of the shares that are being offered by the selling shareholders named in this prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering.

            Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "MIIS".

         On July 23, 2002, the closing price of our common stock was $2.01.

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

               The date of this prospectus is ________ ___, 2002.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary..........................................................   3

Risk Factors................................................................   6

Forward Looking Statements..................................................  19

Use of Proceeds.............................................................  19

Selling Shareholders........................................................  20

Plan of Distribution........................................................  21

Market Price Information....................................................  22

Plan of Operation...........................................................  23

Business....................................................................  24

Management..................................................................  33

Principal Shareholders and Security Ownership of Management.................  44

Certain Relationships and Related Transactions..............................  46

Description of Securities...................................................  48

Legal Matters...............................................................  50

Experts.....................................................................  50

Where You Can Find More Information About Us................................  50

Index to Consolidated Financial Statements.................................. F-1


            YOUR RELIANCE ON INFORMATION CONTAINED IN THIS PROSPECTUS

         In deciding whether to invest in our securities, you should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. You must not consider that the delivery of this prospectus or any sale of the securities covered by this prospectus implies that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is current or complete as of any time after the date of this prospectus.

                               PROSPECTUS SUMMARY

         The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" and the financial statements before making an investment decision.

         Unless the context indicates otherwise, all references in this prospectus to "we", "our", "MicroIslet" or the "Company" refer to MicroIslet, Inc., a Nevada corporation.

                                ABOUT OUR COMPANY

GENERAL

         Our company was incorporated under the laws of the state of Nevada on November 10, 1998. Our business plan was to seek to provide guidance to start-up and development stage companies in functional areas such as logistics, supply, transportation, contracting, financial and manpower management. The company conducted only limited business activities toward its initial plan. Our common stock has been traded on the OTC Bulletin Board under the trading symbol "MIIS" since May 9, 2002, and under the symbol "ALDI" since December 12, 2000.

         On December 14, 2001, we underwent a change of control as a result of the sale and purchase of approximately 90% of our issued and outstanding stock. This change in control also resulted in a change in our management. The successor management elected to change our business plan by characterizing us as a public "blind pool" or "blank check" company. Our plan of operations became to seek, investigate, and if warranted, acquire one or more properties or businesses through a reverse merger or other similar type of business acquisition transaction.

         In furtherance of our business plan, on April 24, 2002, we acquired MicroIslet, Inc., a Delaware corporation ("MSLT Delaware") through a merger of our newly-formed, wholly-owned subsidiary with MSLT Delaware (the "Merger"). MSLT Delaware's stockholders were issued a total of 19,215,538 shares of our authorized but unissued common stock, representing approximately 85% of the post-Merger outstanding shares of the company. In the Merger, MSLT Delaware's common shares were exchanged on a one-for-one basis for our common stock, and MSLT Delaware's Series A Preferred shares were exchanged on a 15.6275-for-one basis for our common stock.

         As a result of the Merger, we are now a biotechnology company engaged in the research, development and commercialization of patented technologies in the field of transplantation therapy for patients with insulin-dependent diabetes. MSLT Delaware has licensed several technologies from Duke University Medical Center developed over the last decade for the isolation, culture, storage and encapsulation (microencapsulation) of insulin-producing islet cells from porcine sources. These proprietary methods are among advances in the field of transplantation that may enable diabetic patients to become free from insulin injections. Our ultimate goal is to offer a treatment towards a cure for diabetes worldwide.

PRINCIPAL EXECUTIVE OFFICES

         Our principal executive offices are located at 6540 Lusk Blvd., Suite C250, San Diego, California 92121. You can reach our principal executive offices by telephone at (858) 657-0287 or through our website at www.microislet.com. The content of this website does not constitute part of this prospectus.

                                  THE OFFERING

         This offering relates to the sale of common stock by certain persons who are shareholders of MicroIslet.



Price per share offered                                Market price
Common stock offered by selling shareholders           Up to 689,622 shares
Common stock outstanding prior to this offering        22,642,277 shares
Common stock outstanding after this offering           22,642,277 shares


USE OF PROCEEDS

         We will not receive any proceeds of the shares offered by the selling shareholders. See "Use of Proceeds."

RISK FACTORS

         Investing in our securities involves a high degree of risk. You should read the disclosures we make beginning on page 6 under the heading "Risk Factors" in considering whether to invest in our common stock.

                                  RISK FACTORS

         You should consider the following factors and other information in this prospectus relating to our business and prospects before deciding to invest in the securities. This investment involves a high degree of risk, and you should purchase the securities only if you can afford to lose the entire sum invested in these securities. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

         The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this prospectus and presented elsewhere by management from time to time.

COMPANY RISKS

MICROISLET HAS A HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE.

         MicroIslet has experienced significant operating losses in each period since its inception. We expect these losses to continue and it is uncertain when, if ever, we will become profitable. These losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with operations. We expect to incur increasing operating losses in the future as a result of expenses associated with research and product development as well as general and administrative costs. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

OUR PRODUCTS MAY NOT BE SUCCESSFULLY DEVELOPED OR COMMERCIALIZED, WHICH WOULD HARM US AND FORCE US TO CURTAIL OR CEASE OPERATIONS.

         MicroIslet is a relatively new company and our technologies are still in the early stages of development. We are currently working to develop our first product, MicroIslet-P(TM). This product may not be successfully developed or commercialized on a timely basis, or at all. If we are unable, for technological or other reasons, to complete the development, introduction or scale-up of manufacturing of this product or other potential products, or if our products do not achieve a significant level of market acceptance, we would be forced to curtail or cease operations. Even if we develop our products for commercial use and obtain all necessary regulatory approval, we may not be able to develop products that:

o are accepted by, and marketed successfully to, the diabetes marketplace;

o        are safe and effective;

o        are protected from competition by others;

o        do not infringe the intellectual property rights of others;

o are developed prior to the successful marketing of similar products by competitors; or

o        can be manufactured in sufficient quantities or at a reasonable cost.

OUR RESEARCH AND DEVELOPMENT PROGRAMS RELY ON TECHNOLOGY LICENSED FROM THIRD PARTIES, AND TERMINATION OF ANY OF THOSE LICENSES WOULD RESULT IN LOSS OF SIGNIFICANT RIGHTS TO DEVELOP AND MARKET OUR PRODUCTS, WHICH WOULD IMPAIR OUR BUSINESS.

         We have exclusive worldwide rights to our technology for the isolation, culture, storage and encapsulation (microencapsulation) of insulin-producing islet cells from porcine sources, through a license agreement with Duke University. Our license generally may be terminated by Duke University if we fail to perform our obligations, including obligations to conduct a research and development program and develop the licensed products for commercialization. If terminated, we would lose the right to develop the licensed products, which would significantly harm our business. The license agreement contemplates that once the research and development program is completed, we and Duke University will agree upon milestones toward commercialization of the licensed products. We will be required to meet those agreed milestones, and if we fail to do so in a material way, our license rights may become non-exclusive. If disputes arise in the negotiation of those milestones, or once agreed upon, over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreement are disputed by Duke University, the other party could terminate the agreement and we could lose our rights to develop the licensed technology.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE TO SUPPORT OUR GROWTH. IF ADDITIONAL CAPITAL IS NOT AVAILABLE, WE MAY HAVE TO CURTAIL OR CEASE OPERATIONS.

         Our current plans indicate we will need significant additional capital for research and development before we have any anticipated revenue generating products. The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include:

o the extent to which we enter into licensing arrangements, collaborations or joint ventures;

o        our progress with research and development;

o        the costs and timing of obtaining new patent rights;

o        the extent to which we acquire or license other technologies; and

o regulatory changes and competition and technological developments in the market

         When we require additional funds, general market conditions or the then-current market price of our common stock may not support capital raising transactions such as an additional public or private offering of our common stock. If we require additional funds and we are unable to obtain them on a timely basis or on terms favorable to us, we may be required to scale back our development of new products, sell or license some or all of our technology or assets or curtail or cease operations. If we raise additional funds by selling additional shares of our capital stock, the ownership interest of our shareholders will be diluted.

WE MAY NOT BE ABLE TO FORM AND MAINTAIN THE COLLABORATIVE RELATIONSHIPS THAT OUR BUSINESS STRATEGY REQUIRES.

         We must form research collaborations and licensing arrangements with several partners at the same time to operate our business successfully. To succeed, we will have to maintain our existing relationships and establish additional collaborations. We cannot be sure that we will be able to establish any additional research collaborations or licensing arrangements necessary to develop and commercialize products using our technology or that we can do so on terms favorable to us. If our collaborations are not successful or we are not able to manage multiple collaborations successfully, our programs may suffer.

Collaborative agreements generally pose the following risks:

o collaborators may not pursue further development and commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;

o collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product, repeat or conduct new clinical trials or require a new formulation of a product for clinical testing;

o collaborators could independently develop, or develop with third parties, products that could compete with our future products;

o the terms of our agreements with our current or future collaborators may not be favorable to us;

o a collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product;

o disputes may arise delaying or terminating the research, development or commercialization of our products, or result in significant litigation or arbitration; and

o collaborations may be terminated and, if terminated, we would experience increased capital requirements if we elected to pursue further development of the product.

         In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If business combinations involving our collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

WE MAY NOT SUCCESSFULLY DEVELOP OR DERIVE REVENUES FROM OUR CELL THERAPY
PROGRAMS.

         Our cell therapy programs are still in the early stages of development and may not result in marketable products. We are directing our technology and development focus primarily toward identifying processes and products that are believed to produce optimal treatment for insulin-dependent diabetes.

THE REGULATORY APPROVAL PROCESS IS EXPENSIVE, TIME CONSUMING AND UNCERTAIN. THERE CAN BE NO ASSURANCE THAT ANY POTENTIAL PRODUCT DEVELOPED BY MICROISLET OR ITS COLLABORATORS WILL RECEIVE APPROVAL FOR COMMERCIALIZATION.

         The FDA must approve any biological product before it can be marketed in the United States. Biological products must also be approved by the regulatory agencies of foreign governments before the product can be sold outside the U.S. Before an investigational new drug application (IND) can be filed with the FDA, the potential product must undergo preclinical laboratory tests, preclinical studies in animals and formulation studies. Once the IND becomes effective, adequate and well-controlled human clinical trials to establish the safety and efficacy of the product are required. Commercialization of any therapeutic or other product which we or our collaborators may develop depends upon successful completion of these preclinical studies and clinical trials. Preclinical testing and clinical development are long, expensive and uncertain processes and we do not know whether we, or any of our collaborative partners, will be permitted to undertake clinical trials of any potential products. It may take us or our collaborative partners many years to complete any such testing, and failure can occur at any stage of testing. Preliminary results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Delays or rejections of potential products may be encountered based on changes in regulatory policy for product approval during the period of product development and regulatory agency review. Moreover, we or our collaborative partners may decide to discontinue development of any or all of these projects at any time for commercial, scientific or other reasons.

IF WE RECEIVE REGULATORY APPROVAL, WE WILL ALSO BE SUBJECT TO ONGOING FDA OBLIGATIONS AND CONTINUED REGULATORY REVIEW, SUCH AS CONTINUED SAFETY REPORTING REQUIREMENTS, AND WE MAY ALSO BE SUBJECT TO ADDITIONAL FDA POST-MARKETING OBLIGATIONS.

         Any regulatory approvals that we receive for our products may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up studies. In addition, we or our third party manufacturers may be required to undergo a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval, and will be subject to periodic inspection by the FDA and corresponding foreign regulatory authorities under reciprocal agreements with the FDA. Such inspections may result in compliance issues that could prevent or delay marketing approval, or require the expenditure of money or other resources to correct.

THE TRANSPLANTATION OF ANIMAL CELLS INTO HUMANS INVOLVES RISKS WHICH HAVE RESULTED IN ADDITIONAL FDA OVERSIGHT AND WHICH IN THE FUTURE MAY RESULT IN ADDITIONAL REGULATION.

         Our business involves the transplantation of animal parts into humans, a process known as xenotransplantation. Xenotransplantation poses a risk that viruses or other animal pathogens may be unintentionally transmitted to a human patient. The FDA will require testing to determine whether infectious agents, including porcine endogenous retroviruses, also known as PERV, are present in patients who have received cells, tissues or organs from porcine sources. While PERV has not been shown to cause any disease in pigs, it is not known what effect, if any, PERV may have on humans.

         Other companies are currently conducting clinical trials involving the transplantation of porcine cells into humans. The FDA requires lifelong monitoring of these transplant recipients. If PERV or any other virus or infectious agent is detected in tests or samples from these transplant recipients, the FDA may require that we not initiate or halt our clinical trials and perform additional tests to assess the risk of infection to potential patients. This could result in additional costs to us and delay in the trials of our products under development.

         The FDA has published guidelines for development of xenotransplantation products and are continuing to closely monitor the development of such products to determine if additional guidelines are required as more data is obtained. We may not be able to comply with any final guidelines the FDA may issue.

THE REIMBURSEMENT STATUS OF NEWLY APPROVED HEALTHCARE PRODUCTS AND TREATMENTS IS UNCERTAIN AND FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT COULD LIMIT OUR ABILITY TO MARKET ANY PRODUCTS WE MAY DEVELOP AND DECREASE OUR ABILITY TO GENERATE REVENUE.

         There is significant uncertainty related to the reimbursement of newly approved pharmaceutical products. Our ability and the ability of our collaborators to commercialize products in both domestic and foreign markets will depend in part on the reimbursements, if any, obtained from third-party payors such as government health administration authorities, private health insurers, managed care programs and other organizations. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new pharmaceutical products. Cost control initiatives could decrease the price that we, or our collaborators, would receive for our products and affect our ability to commercialize any products we may develop. If third parties fail to provide adequate reimbursement for our products, consumers and doctors may not choose to use our products, and we may not realize an acceptable return on our investment in product development.

WE MAY NOT HAVE THE RESOURCES REQUIRED TO SUCCESSFULLY COMPETE IN THE BIOTECHNOLOGY INDUSTRY.

         The biotechnology industry is highly competitive. We expect to compete with a broad range of companies in the United States and abroad that are engaged in the development and production of products, services and strategies to treat diabetes. They include:

o        biotechnology, pharmaceutical, chemical and other companies;

o        academic and scientific institutions;

o        governmental agencies; and

o        public and private research organizations.

         Many of our competitors have much greater financial, technical, research, marketing, sales, distribution, service and other resources than we do. Moreover, our competitors may offer broader product lines, services and have greater name recognition than we do, and may offer discounts as a competitive tactic. In addition, several early stage companies are currently developing products that may compete with our potential products. Our competitors may develop or market technologies or products that are more effective or commercially attractive than our potential products, or that may render our technologies or potential products obsolete.

IF WE ARE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY USE OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE IN OUR MARKETS.

         Our success will depend on our ability to obtain and protect patents on our technology and to protect our trade secrets. The patents we currently license, and any future patents we may obtain or license, may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or unenforceable. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors may develop products similar to ours that do conflict with our patents. In order to protect or enforce our patent rights, we may initiate interference proceedings, oppositions, or patent litigation against third parties, such as infringement suits. These lawsuits could be expensive, take significant time and divert management's attention from other business concerns. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

         In addition to patent protection, we require our employees, consultants, advisors and collaborators to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may gain access to our trade secrets or independently develop substantially equivalent proprietary information and techniques.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING ON OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

         We may be sued for infringing on the patent rights or misappropriating the proprietary rights of others. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition and results of operations. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, we could be required to stop the infringing activity and/or pay substantial damages. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

         If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Any required license may not be available to us on acceptable terms, or at all. Some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to market some of our anticipated products, which could have a material adverse effect on our business, financial condition and results of operations.

IF WE DO NOT EFFECTIVELY MANAGE OUR GROWTH, IT COULD ADVERSELY AFFECT OUR ABILITY TO PURSUE BUSINESS OPPORTUNITIES AND EXPAND OUR BUSINESS.

         Growth in our business is expected to place a significant strain on our personnel, facilities, management systems and resources. We will need to continue to improve our operational and financial systems and managerial controls and procedures and expand, train and manage our workforce. We will have to maintain close coordination among our management, technical, accounting and research departments. If we fail to effectively manage our growth and address the above concerns, it could affect our ability to pursue business opportunities and expand our business.

IF WE CANNOT ATTRACT AND RETAIN HIGHLY-SKILLED PERSONNEL, OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS WOULD SUFFER.

         The success of our business will depend on our ability to identify, attract, hire, train, retain and motivate highly-skilled personnel, in particular scientific, medical and technical personnel, for our future success. Competition for highly skilled personnel is intense, and we might not succeed in attracting and retaining these employees. If we cannot attract and retain the personnel we require, we might not be able to expand our business as rapidly as we intend.

         Furthermore, our performance is substantially dependent on the performance of our current senior management, board of directors and key scientific and technical personnel and advisers. The loss of the services of any member of our senior management, board of directors, scientific or technical staff or advisory board may significantly delay or prevent the achievement of product development and other business objectives and could have a material adverse effect on our business, operating results and financial condition.

WE HAVE NO COMMERCIAL PRODUCTION CAPABILITY AND WE MAY ENCOUNTER PRODUCTION PROBLEMS OR DELAYS, WHICH COULD RESULT IN LOWER REVENUE.

         To date, we have not produced any product. Customers for any potential products and regulatory agencies will require that we comply with current good manufacturing practices that we may not be able to meet. We may not be able to maintain acceptable quality standards if we ramp up production. To achieve anticipated customer demand levels, we will need to scale-up our production capability and maintain adequate levels of inventory. We may not be able to produce sufficient quantities to meet market demand. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties. This reliance could reduce our gross margins and expose us to the risks inherent in relying on others. We may not be able to successfully outsource our production or enter into licensing or other arrangements under acceptable terms with these third parties, which could adversely affect our business.

WE HAVE NO MARKETING OR SALES STAFF, AND IF WE ARE UNABLE TO ENTER INTO COLLABORATIONS WITH MARKETING PARTNERS OR IF WE ARE UNABLE TO DEVELOP OUR OWN SALES AND MARKETING CAPABILITY, WE MAY NOT BE SUCCESSFUL IN COMMERCIALIZING OUR PRODUCTS.

         We currently have no sales, marketing or distribution capability. As a result, we will depend on collaborations with third parties which have established distribution systems and direct sales forces. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we may have little or no control.

         If we are unable to reach and maintain agreement with one or more pharmaceutical companies or collaborators under acceptable terms, we may be required to market our products directly. We may elect to establish our own specialized sales force and marketing organization to market our products. In order to do this, we would have to develop a marketing and sales force with technical expertise and with supporting distribution capability. Developing a marketing and sales force is expensive and time consuming and could delay a product launch. We may not be able to develop this capacity, which would make us unable to commercialize our products.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE INSURANCE.

         If we are able to commercially launch our products, we will face exposure to product liability claims. We intend to secure limited product liability insurance coverage, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable costs. There is also a risk that third parties whom we have agreed to indemnify could incur liability.

         Since we will conduct clinical trials on humans, we face the risk that the use of our products will result in adverse effects. These risks will exist even for products developed that may be cleared for commercial sale. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we obtain may not be adequate to protect us from all liabilities. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of, or excluded from, our insurance coverage.

WE USE HAZARDOUS MATERIALS IN OUR BUSINESS. ANY CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS COULD BE TIME CONSUMING AND COSTLY.

         Our research and development processes involve the controlled storage, use and disposal of hazardous materials including biological hazardous materials. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

IF OUR LABORATORY FACILITIES ARE DAMAGED OUR BUSINESS WOULD BE SERIOUSLY HARMED.

         Our only laboratory facility is located in San Diego, California. Damage to our facilities due to fire, natural disaster, power loss, communications failure, terrorism, unauthorized entry or other events could prevent us from conducting our business for an indefinite period, could result in a loss of important data or cause us to cease development and production of our products. We have limited insurance to protect against business interruption; however, there can be no assurance this insurance will be adequate or will continue to be available to us on commercially reasonable terms, or at all.

ENERGY SHORTAGES MAY ADVERSELY IMPACT OUR OPERATIONS.

         California has been experiencing shortages of electrical power and other energy sources. This condition has periodically resulted in rolling brownouts, or the temporary and generally unannounced loss of the primary electrical power source. Our laboratory facility in San Diego is powered by electricity. We do not have secondary electrical power sources to mitigate the impacts of temporary or longer-term electrical outages. It is not anticipated that the power shortages will abate soon, and therefore, our operating facilities may experience brown-outs, black-outs, or other consequences of the shortage, and may be subject to usage restrictions or other energy consumption regulations that could adversely impact or disrupt our research and development, manufacturing and other activities.


RISKS RELATING TO THIS OFFERING AND OUR STOCK

A SUBSTANTIAL NUMBER OF SHARES ISSUED BY MSLT DELAWARE IN EXEMPT TRANSACTIONS ARE, OR ARE BEING MADE AVAILABLE FOR SALE ON THE OPEN MARKET. THE RESALE OF THESE SECURITIES MIGHT ADVERSELY AFFECT OUR STOCK PRICE.

         The number of restricted shares being offered in this prospectus is substantially greater than the number of shares available for trading prior to the date of this prospectus. Exercisable options issued by MSLT Delaware when it was a private company and assumed by us may also be available for resale on the open market.

         The selling shareholders will be permitted to sell their shares in the open market from time to time without advanced notice to us or to the market and without limitations on volume. We have also granted registration rights with respect to 1,500,000 shares which may be purchased under warrants issued by us to related party consultants in April 2002.

         Sales of shares pursuant to exercisable options and warrants could lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by the selling shareholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

THE PRICE YOU PAY IN THIS OFFERING WILL FLUCTUATE AND MAY BE HIGHER OR LOWER THAN THE PRICES PAID BY OTHER PEOPLE PARTICIPATING IN THIS OFFERING

         The price in this offering will fluctuate based on the prevailing market price of the common stock on the OTC Bulletin Board. Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.

OUR STOCK IS THINLY TRADED AND ITS PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE AND YOUR INVESTMENT COULD SUFFER A DECLINE IN VALUE.

         The trading volume of our stock on the OTC Bulletin Board has been low, and the trading price has been volatile. Both volume and price could be subject to wide fluctuations in response to various factors, many of which are beyond our control, including:

     o actual or anticipated variations in quarterly and annual operating results;

     o   announcements of technological innovations by us or our competitors;

     o   developments or disputes concerning patent or proprietary rights; and

     o   general financial market conditions.

         The stock market in general, and the public markets for life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these listed companies. Further, there has been particular volatility in the market prices of securities of biotechnology and pharmaceutical companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could seriously harm our business, financial condition and results of operation.

BECAUSE OUR STOCK CURRENTLY TRADES BELOW $5.00 PER SHARE, AND IS QUOTED ON THE OTC BULLETIN BOARD, OUR STOCK IS CONSIDERED BY THE SEC A "PENNY STOCK," WHICH CAN ADVERSELY EFFECT ITS LIQUIDITY.

         Our common stock does not currently qualify for listing on the Nasdaq Stock Market, and we do not anticipate that we will qualify for such a listing in the foreseeable future. If our common stock continues to be quoted on the OTC Bulletin Board, and if the trading price of our common stock remains less than $5.00 per share, our common stock is considered a "penny stock," and trading in our common stock is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, brokers or dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker or dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

         SEC regulations also require additional disclosure in connectin with any trades involving a penny stock, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements could severely limit the liquidity of such securiites in the secondary market because few brokers or dealers are likely to undertake these compliance activities. In addition to the applicability of the penny stock rules, another risk associated with trading in penny stocks may be high price fluctuations.

WE HAVE NEVER PAID A DIVIDEND ON OUR COMMON STOCK AND WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

         Neither we nor MSLT Delaware has previously paid any cash or other dividend on common stock. We anticipate that we will use any earnings and cash flow for future growth, and we do not have any plans to pay dividends in the foreseeable future. Future equity financings may restrict our ability to pay dividends.

SHARES ISSUED UPON THE EXERCISE OF OPTIONS AND WARRANTS COULD DILUTE YOUR STOCK HOLDINGS AND ADVERSELY AFFECT OUR STOCK PRICE.

         We have issued options and warrants to acquire common stock to our employees, directors and consultants at various prices, some of which are or may in the future be below the market price of our stock. If exercised, these options and warrants will cause immediate and possibly substantial dilution to our shareholders. We currently have options for approximately 3,000,000 shares outstanding which have exercise prices at or below the recent market price of our stock of $2.01 per share. We have options and warrants for 1,891,000 shares outstanding at prices above the current $2.01 market price, and if the current market price increases, these options and warrants could have a dilutive effect on shareholders if exercised. Future options issued under our stock option plan may have further dilutive effects.

IF THE OWNERSHIP OF OUR COMMON STOCK CONTINUES TO BE HIGHLY CONCENTRATED, IT MAY PREVENT YOU AND OTHER SHAREHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN CONFLICTS OF INTEREST THAT COULD CAUSE OUR STOCK PRICE TO DECLINE.

         Our executive officers, directors and their affiliates beneficially own or control approximately 44.1% percent of the outstanding shares of our common stock (after giving effect to the exercise of all options held by them which are exercisable before September 21, 2002). Accordingly, our current executive officers, directors and their affiliates will have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These shareholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

WE MAY ISSUE PREFERRED STOCK IN THE FUTURE, AND THE TERMS OF THE PREFERRED STOCK MAY REDUCE THE VALUE OF YOUR COMMON STOCK.

         On May 28, 2002, our shareholders authorized the issuance of up to 10,000,000 shares of preferred stock in one or more series. Our board of directors will be able to determine the terms of preferred stock without further action by our shareholders. If we issue preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

NEVADA LAW AND SOME PROVISIONS OF OUR CHARTER AND BYLAWS MAY AFFECT THE PRICE OF YOUR STOCK.

         Special meetings of our shareholders may be called only by the President or the Board of Directors. Shareholders have no right to call a meeting unless a majority of the outstanding shares request it to be called. Certain provisions of Nevada law could delay or make more difficult certain types of transactions involving a change in control of the company or our management. As a result, the price of our common stock may be adversely affected.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                 USE OF PROCEEDS

         We will not receive the proceeds of any of the shares offered by the selling shareholders. We will, however, pay the costs of registering those shares.

                              SELLING SHAREHOLDERS

         The following table sets forth the names of the selling shareholders and for each selling shareholder the number of shares of common stock beneficially owned prior to the date of this prospectus, and the number of shares being registered. All information with respect to share ownership has been furnished by the selling shareholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling shareholder may offer all or part of the shares owned for resale from time to time. A selling shareholder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is a selling shareholder obligated to sell all or any portion of the shares at any time. Therefore, no estimate can be given as to the number of shares of common stock that will be sold pursuant to this prospectus or the number of shares that will be owned by the selling shareholders upon termination of the offering made hereby.

                                              Percentage of
                                           Outstanding Shares
                                           Beneficially Owned   Shares Beneficially Owned    Shares Offered
       Name of Selling Shareholder           Before Offering         Before Offering       in the Offering (1)
       ---------------------------           ---------------         ---------------       -------------------
Barrick Trust                                       *                     9,684                 9,684
Brighton Trust                                      *                     9,167                 9,167
Cold Stone Leasing Trust                            *                    83,334                83,334
Dezines International Trust                         *                     5,000                 5,000
Don and Bonnie Saunders Family Trust(2)           12.1%               2,744,339(3)            122,500
Freedom Eagle                                       *                     8,332                 8,332
Golden Hands Trust                                  *                    91,668(4)              8,334
Good Life Investment Trust                          *                    80,000                80,000
High Road Trust                                     *                     8,334                 8,334
The Howard Family Living Trust                      *                     2,500                 2,500
Jillia Trust                                        *                     6,667                 6,667
McCallion Capital, LLC                              *                    16,667                16,667
New Growth Trust                                    *                     5,000                 5,000
Patrick, Steven E.                                  *                    30,000                30,000
Palace Projects Trust                               *                    28,435                28,435
Popke, David L. and Edye                            *                     2,000                 2,000
Temple Securities, Ltd.                             *                    52,500                52,500
The Stratton Group                                  *                     7,000                 7,000
TBG Family Trust                                    *                    91,668(5)             83,334
Thomas Andres Co.                                   *                    20,000                20,000
White Spectrum Group                                *                   100,834               100,834
---------


* Less than 1%.

(1) These shares were acquired by the Selling Shareholders pursuant to the acquisition of MSLT Delaware by MicroIslet. The Selling Shareholders had previously purchased shares of common stock of MSLT Delaware in a series of related private offering transactions in November 2001 and/or April 2002.

(2) Donald Saunders was the beneficial owner of approximately 81% of the Company's issued and outstanding common stock prior to the merger of a wholly owned subsidiary of the Company with MSLT Delaware (the "Merger"). Mr. Saunders was also affiliated with American Securities & Investment Company ("ASI"), which served as the placement agent for a private offering of securities by MSLT Delaware described in footnote (1) above. ASI received commissions equal to ten percent of the approximately $4 million in gross offering proceeds from the private offering, and in connection with the Merger, received an investment banking fee of $200,000 plus 33,334 common shares. Bonnie Saunders is the trustee of the Selling Shareholder.

(3) Includes 647,368 shares held by Don and Bonnie Saunders Childrens Trust, of which Bonnie Saunders is the trustee.

(4) Includes 83,334 shares held by TBG Family Trust which are being registered for resale for the account of TBG Family Trust, and are also set forth in the table opposite TBG Family Trust. Thmas Weldin is the trustee of Golden Hands Trust and TBG Family Trust and as a result has shared voting and dispositive power over shares held by both entities.

(5) Includes 8,334 shares held by Golden Hands Trust which are being registered for resale for the account of Golden Hands Trust, and are also set forth in the table opposite Golden Hands Trust. Thomas Weldin is the trustee of TBG Family Trust and Golden Hands Trust and as a result has shared voting and dispositive power over shares held by both entities.

                              PLAN OF DISTRIBUTION

         The Selling Shareholders may offer these shares for sale in one or more of the following transactions (which may include block transactions):

     o   in the over-the-counter market;

     o   in transactions other than in the over-the-counter market; or

     o   in a combination of any such transactions.

         The Selling Shareholders may sell shares at prevailing market prices, at negotiated prices or at fixed prices. The Selling Shareholders may sell shares to or through underwriters, brokers or dealers, who may receive compensation in the form of discounts or commissions from the Selling Shareholders and who may receive commissions from the purchasers of shares for whom they may act as agent.

         Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling shareholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling shareholders are registered to sell securities in all fifty states.

         We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We will not receive any proceeds from the sale of any of the shares of common stock by the selling shareholders.

         The selling shareholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling shareholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling shareholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling shareholders are distributing shares covered by this prospectus. Accordingly, the selling shareholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The selling shareholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

                            MARKET PRICE INFORMATION

         Our common stock has been traded on the OTC Bulletin Board under the trading symbol "MIIS" since May 9, 2002, and under the symbol "ALDI" since December 12, 2000. The following table sets forth the high and low bid prices for our common stock as reported by various OTC Bulletin Board market makers. The quotations reflect inter-dealer prices and may not reflect adjustments for retail mark-ups, mark-downs, or commissions and may not reflect actual transactions.

                                                      Price Per MicroIslet Share
                                                      --------------------------
                                                          High        Low
2000
     First Quarter .................................      N/A         N/A
     Second Quarter ................................      N/A         N/A
     Third Quarter .................................      N/A         N/A
     Fourth Quarter ................................     1.00        1.00

2001
     First Quarter .................................     1.00       0.175
     Second Quarter ................................     0.50       1.031
     Third Quarter .................................     0.95        0.55
     Fourth Quarter ................................     1.30        0.52

2002
     First Quarter .................................     6.20        0.70
     Second Quarter ................................     6.75        3.65
     Third Quarter (through July 22, 2002) .........     4.15        2.10

         On July 21, 2002, there were approximately 50 shareholders of record of our common stock. This number does not include beneficial owners of the common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

         MicroIslet does not pay dividends.

                                PLAN OF OPERATION

         Although we are no longer a "blank check" company following our acquisition of MSLT Delaware, an operating entity, we remain in the development stage. We have no products for sale and are focused on research and development activities. MSLT Delaware has not had significant revenues from operations and has had significant losses since inception. We anticipate that we will incur substantial additional operating losses in future years as we progress in our research and development programs. At June 30, 2002, we had an accumulated deficit of $6.3 million. To date, MSLT Delaware has funded its operations primarily through the private sale of equity securities, including a private placement of its common stock in April 2002, which raised net proceeds of approximately $2.4 million. That private placement was completed simultaneously with our acquisition of MSLT Delaware. We do not expect to produce any revenues for the foreseeable future.

         Our acquisition of MSLT Delaware was completed on April 24, 2002. We issued new shares of our common stock to the shareholders of MSLT Delaware in exchange for all the outstanding common stock and preferred stock of MSLT Delaware. The acquisition was accounted for as a reverse acquisition because former shareholders of MSLT Delaware owned a majority of our outstanding stock subsequent to the acquisition. For accounting purposes, MSLT Delaware is deemed to hav acquired ALD Services and therefore all financial information presented in this prospectus represents the results of operations of MSLT Delaware.

         Based on our currently planned expenditures and capital raising plans, we believe we will have sufficient funds to continue operations for the next twelve months. However, there can be no assurance that sufficient capital will be available to us or that such capital will be available on terms acceptable to us. Since none of our product candidates have yet advanced beyond the research stage, the process of developing product candidates will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval activities. Pending appropriate regulatory approvals, we intend to initiate a Phase I clinical study of MicroIslet-P(TM) in patients with type 1 diabetes by 2005. We therefore expect that our research and development expenses will increase over the current level, and that we will require significant additional capital to fulfill our business plan. Research and development activities, together with our general and administrative expenses, are expected to result in substantial operating losses for the foreseeable future.

         We continue to evaluate various possible strategic transactions, including in-licensing or acquiring complementary products, technologies or companies. If we in-license or acquire products, technologies or companies, we expect that our operating expenses would increase as a result.

                                    BUSINESS

EXPLANATORY NOTE

         For purposes of the following description of our business, no distinction is made between our company and our wholly owned subsidiary, MSLT Delaware.

OVERVIEW

         We are a biotechnology company engaged in the research, development and commercialization of technologies in the field of cell transplantation therapy for insulin-dependent diabetes. We have licensed patented technologies from Duke University Medical Center for the isolation, culture, storage and microencapsulation of insulin-producing islet cells. These proprietary methods may enable diabetic patients to become free from insulin injections. Our ultimate goal is to offer a treatment towards a cure for diabetes worldwide.

PRODUCT

         We intend to develop, seek FDA approval for and commercialize a first product, called MicroIslet-P(TM). MicroIslet-P(TM) will be an injectable suspension of microencapsulated porcine islet cells for the treatment of insulin dependent diabetes. MicroIslet-P(TM) is proposed to be administered into the patient's abdominal cavity, where the transplanted islet cells will produce insulin in response to increases in blood glucose, much like the patient's original pancreatic islet cells that have since been destroyed by disease. The transplanted islet cells should remain functional for an extended period of time, thereby reducing or eliminating the need for supplemental insulin injections and providing an improved level of glucose control and an improved quality of life for the patient.

         The primary function of microencapsulation is to protect the islets from the host's immune system. The microcapsule coating is composed of three layers of biocompatible materials: two layers of alginate separated by an inner layer of polyaminoacid. This structure allows the passage of glucose, oxygen and insulin, but will not allow antibodies or lymphocytes to pass through.

LICENSE AND SPONSORED RESEARCH

         We are funding research in connection with the isolation, culture, storage and encapsulation of insulin-producing islet cells from porcine sources to be used for transplantation in patients with insulin-dependent diabetes. We have exclusive, worldwide commercialization rights to any product in any field of use developed under our sponsorship, with the right to sublicense, subject to a royalty. The agreement imposes on us an obligation to indemnify Duke University, its officers, employees and agents against claims arising from our or any sublicensee's development, manufacture or sale of any products that are developed through the use of the patented technology licensed from Duke

University. The agreement also imposes on us an obligation to use best efforts to market for exploitation the licensed technology, to develop manufacturing capabilities internally or through third parties, and to continue active, diligent marketing efforts for products based on the licensed technology, including a vigorous sublicensing program to effect commercialization of such products in any field we do not exploit on our own. If we fail to meet these obligations, Duke University may reduce the license to a non-exclusive one. Moreover, if we fail to meet our obligations under the agreement, including our payment obligations, and fail to remedy our breach within 30 days of notice of the breach from Duke University, Duke University may terminate the agreement. The license agreement expires when the last patent within the patent rights licensed to us by Duke University has expired.

INTELLECTUAL PROPERTY

         Patents, trademarks and trade secrets are central to the profitability of pharmaceutical products, and our policy is to pursue intellectual property protection aggressively for all our products. The license from Duke University described above relates to two patents owned by Duke University that are central to our business plan. Both patents relate to methods of culturing, cryopreserving and encapsulating pancreatic islet cells. A summary of the patents is provided in the following table:


          PATENT                              CLAIMS
--------------------------------------------------------------------------------
6,303,355                 Method of treating isolated pancreatic islet cells by:
 (granted 10/16/2001)        - Culturing with cocktail*
                             - Cryopreservation with cocktail*
                             - Encapsulation with polysaccharide gum
                             - Culturing encapsulated islets with cocktail*

--------------------------------------------------------------------------------
6,365,385                  - Method of treating isolated pancreatic islet cells
 (granted 4/2/2002)        - Microencapsulated islet cells prepared according to
                             claimed methods (above)
                           - Microencapsulated islet cell product prepared
                             according to claimed methods
                           - Incubation of capsule containing a cell in a
                             physiologically acceptable salt, where said salt is a sulfate salt, to increase capsule durability while retaining physiological responsiveness.
                           - Method of Culturing with cocktail*
                           - Semipermeable membrane to include PLO

* Possible components of cocktail include: anti-oxidants, anti-cytokines, anti-endotoxin, and/or anti-biotics


RESEARCH AND DEVELOPMENT STRATEGY

         The near term objectives of our research and development program will be focused on preparing our current microencapsulated porcine islet technology for clinical studies. These objectives are outlined as follows:

     o Optimization of our proprietary microencapsulated porcine islet technology.

     o Perform additional pre-clinical animal studies to establish safety and efficacy data in support of human clinical trials.
     o Conduct allotransplantation human clinical studies in cooperation with the University of Alberta, Edmonton using their human islets and MicroIslet's encapsulation process. This will validate the microencapsulation technology's ability to provide effective immunoisolation in humans prior to clinical trials of MicroIslet-P(TM).
     o Conduct human clinical trials for MicroIslet-P(TM), microencapsulated porcine islets.

We expect to conduct or sponsor additional R&D to expand MicroIslet's portfolio of cell sources and cell delivery systems. This may include research in stem cells, cell proliferation lines, and macroencapsulation devices.

Our total research and development expenses were approximately $0.6 Million and $3.2 Million for 2000 and 2001, respectively.

MARKET OPPORTUNITY

         Diabetes is the sixth leading cause of death in the United States, contributing to more than 193,000 deaths per year. An estimated 1.4 million Americans are insulin dependent diabetics. Currently, each diabetic patient costs the US health care system more than $10,000 per year. We believe that the market will support a price significantly higher than $10,000 per year for a product that can effectively cure insulin dependent diabetes. We estimate the potential market size is $14 billion for the United States and an additional $18 billion for the top six industrialized foreign countries.

COMPETITION

         The pharmaceutical and biotechnology industries are intensely competitive, and technological progress can be rapid. Although there are no other products currently available or in clinical trials that can effectively cure insulin dependent diabetes, we anticipate that this area will remain the focus of intense competition.

         The strongest competition is anticipated to come from traditional and alternate insulin delivery systems, such as inhalable insulin or insulin pumps. If successful, these new products would offer a moderately improved quality of life for diabetics, but will not eliminate the need for frequent blood glucose monitoring or address the inevitable long-term complications resulting from exogenous insulin therapies.

         There are several other companies engaged in the research of islet transplantation technologies. Some of these companies include:

     o Diatranz -- a New Zealand-based company developing an alginate-encapsulated porcine islet cell product,
     o Circe Biomedical -- developer of an implantable vascularized device that contains porcine islets,

     o Islet Sheet Biomedical -- company engaged in the research and development of a bioartificial pancreas, and
     o Islet Technology -- developer of alginate-encapsulated islet cell products.
     o Novocell -- developer of a polyethylene glycol (PEG) coating technology for immunoisolation of islet cells.

         Some of our competitors are larger than we are and may have greater financial resources, technical expertise or marketing, distribution or support capabilities. We expect that we will face increased competition in the future as new companies enter the market and advanced technologies become available. Any of our competitors could broaden the scope of their products through acquisition, collaboration or internal development to compete with us. Our competitors may also develop new, more effective or affordable approaches or technologies that compete with our products or render them obsolete.

SALES AND MARKETING

         We currently have no sales and marketing employees, and no immediate plans to hire any. We will make decisions about sales and marketing at a later date, when our product is further along in the development stage.

MANUFACTURING

         We do not currently have manufacturing capabilities, but we are exploring opportunities to produce ultrapure alginate. Exploitation of these opportunities will depend on the availability of further capital, qualified personnel and sufficient production resources. We do not currently have plans to manufacture MicroIslet-P(TM) or any other products in the near future. We will make decisions about manufacturing MicroIslet-P(TM) at a later date, when our product is further along in the development stage.

GOVERNMENT REGULATION OVERVIEW. The development and commercialization of our products will be subject to extensive regulation in the United States by a number of regulatory authorities, including the United States Food and Drug Administration, and by comparable regulatory authorities in foreign countries. These regulatory authorities and other federal, state and local entities will regulate, among other things, the preclinical and clinical testing, safety, effectiveness, approval, manufacturing, labeling, packaging, export, storage, recordkeeping, adverse event reporting, and promotion and advertising of our products. We will require FDA approval of our products, including a review of the manufacturing processes and facilities used to produce our products, before we may market the products in the United States. We believe that MicroIslet-P(TM) will be classified as a biological product by the FDA. Biological products are subject to dual regulation. Their approval for marketing, among other things, is regulated under the Public Health Service Act through a biologics license application, or BLA. However, biological products are also drugs and must meet drug standards under the Federal Food, Drug and Cosmetic Act, including good manufacturing practices regulations and regulations governing clinical trials. Combination products are regulated on the basis of product's primary mode of action, and can require approval and/or review by more than one regulatory center of FDA.

         Xenotransplantation products are generally regulated as biologics; however, they also can be part of a combination product. The Public Health Service and the FDA have published a number of draft and final guidances on xenotransplantation products. We cannot predict the content of future policy or regulations relating to xenotransplantation products, or the effect any future policy or regulation may have on our ability to research, develop, manufacture and market xenotransplantation products.

         CLINICAL TRIAL PROCESS. Development of a therapeutic product for human use under applicable laws and regulations is a multi-step process. First, in vitro and/or animal testing must be conducted in a manner consistent with good laboratory practices to establish the potential safety and effectiveness of the experimental product in a given disease. Before human clinical trials may begin for new drugs and biologics, an investigational new drug application containing, among other things, the preclinical data, chemistry, manufacturing and control information, and an investigative plan, must be submitted to the FDA. Clinical trials of medical devices generally require the same sort of submission in the form of an application for an investigational device exemption. In addition, approval and oversight by an Institutional Review Board and adherence to requirements for proper informed consent from study subjects are required, unless a device sponsor is exempted from these requirements. Once a trial begins, changes to the investigational product or study protocol may require prior approval before they can be implemented. There can be no assurance that submission of an investigational new drug application or an investigational device exemption will result in the ability to commence clinical trials. In addition, the FDA may place a clinical trial on hold or terminate it at any phase if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk.

         Clinical trials of pharmaceuticals or biologics typically involve three phases, although those phases can overlap. Phase I is conducted to evaluate the safety and pharmacokinetics of the experimental product in humans, and if possible, to gain early indications of effectiveness and begin to evaluate various routes, dosages and schedules of product administration.

     o Phase I/II clinical trials are conducted to evaluate safety and initial efficacy indications in the patient population afflicted with a specific disease or condition for which the product is intended for use.

     o Phase II clinical trials are conducted in groups of patients afflicted with a specific disease or condition for which the product is intended for use in order to further test safety, begin evaluating effectiveness, optimize dosage amounts and determine dose schedules and routes of administration.

     o Phase III studies are usually randomized, double blind studies testing for product safety and effectiveness in an expanded patient population in order to evaluate the overall risk/benefit relationship of the product and to provide an adequate basis for product labeling. These studies also may compare the safety and effectiveness of the product with currently available products.

         BIOLOGICS APPROVAL PROCESS. For products that are regulated through a BLA application, following completion of clinical investigations, the preclinical and clinical data that have been accumulated, together with chemistry and manufacturing and controls specifications and information, are submitted to the FDA in a BLA. The FDA may refuse to accept a BLA for filing if certain content criteria are not met and may require additional information, including clinical data, before approval. To approve a BLA, the agency must determine, among other things, that the product is safe, pure, and potent, and that any facility in which it is manufactured, processed, packed or held, meets standards designed to assure the product's continued safety, purity, and potency.

         If the FDA approves a BLA, we will need to continue to be compliant with strict FDA requirements concerning good manufacturing practices, enforced by periodic inspections, and adverse event reporting, as well as with any special requirements imposed as a part of the biologics license application approval. With certain exceptions, changes to the labeling of approved biological products require approved supplemental applications. Also, changes in the product or manufacturing that have a substantial potential to adversely affect product safety or effectiveness likewise require supplemental applications. These supplemental applications may require the submission of clinical or comparability data and must be approved before the product may be marketed as modified. The approval process is lengthy, expensive and uncertain.

         MEDICAL DEVICE APPROVAL PROCESS. Medical devices are regulated by FDA according to their classification. The FDA classifies a medical device into one of three categories based on the device's risk and what is known about the device. The three categories are as follows:

     o Class I devices are generally lower risk products for which sufficient information exists establishing that general regulatory controls provide reasonable assurance of safety and effectiveness. Most class I devices are exempt from the requirement for premarket notification under section 510(k) of the Federal Food, Drug, and Cosmetic Act. FDA clearance of a premarket notification is necessary prior to marketing a non-exempt class I device in the United States.

     o Class II devices are devices for which general regulatory controls are insufficient to provide a reasonable assurance of safety and effectiveness and for which there is sufficient information to establish special controls, such as guidance documents or performance standards, to provide a reasonable assurance of safety and effectiveness. A 510(k) clearance is necessary prior to marketing a non-exempt class II device in the United States.

     o Class III devices are devices for which there is insufficient information demonstrating that general and special controls will provide a reasonable assurance of safety and effectiveness and which are life-sustaining, life-supporting or implantable devices, or devices posing substantial risk. Unless a device is a preamendments device that is not subject to a regulation requiring a Premarket Aprroval ("PMA"), the FDA generally must approve a PMA prior to the marketing of a class III device in the United States.

         The PMA process is expensive and uncertain. A PMA must be supported by valid scientific evidence, which typically includes extensive data, including pre-clinical data and clinical data from well-controlled or partially controlled clinical trials, to demonstrate the safety and effectiveness of the device. Product and manufacturing and controls specifications and information must also be provided. As with BLAs, the FDA may refuse to accept a PMA for filing and often will require additional clinical trial data or other information before approval. Obtaining approval can take several years and approval may be conditioned on, among other things, the conduct of postmarket clinical studies. Any subsequent change to an approved PMA that affects the safety or effectiveness of the device will require approval of a supplemental PMA. We cannot be sure that approval of a PMA or PMA supplement will be granted on a timely basis, if at all, or that the FDA's approval process will not involve costs and delays that will adversely affect our ability to commercialize our products.

         Whether or not a product is required to be approved before marketing, we must comply with strict FDA requirements applicable to devices, including quality system requirements pertaining to all aspects of our product design and manufacturing process, such as requirements for packaging, labeling, record keeping, including complaint files, and corrective and preventive action related to product or process deficiencies. The FDA enforces its quality system requirements through periodic inspections of medical device manufacturing facilities. In addition, Medical Device Reports must be submitted to the FDA to report device-related deaths or serious injuries, and malfunctions the recurrence of which would likely cause serious injury or death. Medical device reports can result in agency action such as inspection, recalls, and patient/physician notifications, and are often the basis for agency enforcement actions. Because the reports are publicly available, they can also become the basis for private tort suits, including class actions.

         LABELING AND ADVERTISING. The nature of marketing claims that the FDA will permit us to make in the labeling and advertising of our biologics and medical devices will be limited to those specified in an FDA approval, and claims exceeding those that are approved will constitute a violation of the Federal Food, Drug, and Cosmetics Act. Violations of the Federal Food, Drug, and Cosmetics Act, Public Health Service Act, or regulatory requirements at any time during the product development process, approval process, or after approval may result in agency enforcement actions, including voluntary or mandatory recall, license suspension or revocation, premarket approval withdrawal, seizure of products, fines, injunctions and/or civil or criminal penalties. Any agency enforcement action could have a material adverse effect on us. The advertising of our products will also be subject to regulation by the Federal Trade Commission, under the FTC Act. The FTC Act prohibits unfair methods of competition and unfair or deceptive acts in or affecting commerce. Violations of the FTC Act, such as failure to have substantiation for product claims, would subject us to a variety of enforcement actions, including compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, and restitution. Violations of FTC enforcement orders can result in substantial fines or other penalties.

         FOREIGN REGULATION. Outside the United States our ability to market our products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the risks associated with FDA approval described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country.

EMPLOYEES

         As of July 21, 2002, we had six full time employees, three of who are engaged in research in development. We also maintain a Scientific Advisory Board of outside consultants consisting of seven persons, all with doctoral degrees. These consultants are:

Member                                   Affiliations
------                                   ------------
James Shapiro, M.D., Ph.D.               Director of the Clinical Islet Transplant Program at the
                                         University of Alberta in Edmonton, Canada

Daniel R. Salomon, M.D.                  Associate Professor at The Scripps Research Institute (TSRI) in
                                         the Department of Molecular and Experimental Medicine.
                                         Director of the Center for Organ and Cell Transplantation for
                                         Scripps Health and the Director of the Core Laboratory for
                                         TSRI's General Clinical Research Center including the GCRC DNA
                                         Microarray Core.

Jonathan RT Lakey, Ph.D.                 Director of the Clinical Islet Laboratory and Assistant
                                         Professor of Surgery at the University of Alberta, Edmonton

Norma Sue Kenyon, Ph.D.                  Associate Professor of Surgery, Medicine, Microbiology and
                                         Immunology at the University of Miami School of Medicine.
                                         Associate Director for Research and Program Development,
                                         Co-Director of the Cell Transplant Center, Responsible Head of
                                         the Hematopoietic Cell Processing Facility, and Director,
                                         Pre-Clinical Islet Cell Transplantation at the Diabetes
                                         Research Institute


                                       31

Riccardo Perfetti, MD, Ph.D.             Director of the Outpatient Diabetes and Weight Management
                                         Programs at Cedars-Sinai Medical Center.
                                         Director of the Endocrine Training Program, and the Diabetes
                                         Research Laboratory within the Division of Endocrinology,
                                         Diabetes and Metabolism at Cedars-Sinai.
                                         Assistant Professor In Residence with the Department of
                                         Medicine at the University of California, Los Angeles (UCLA),
                                         School of Medicine.

Morton D. Bogdonoff, M.D.                Emeritus Professor of Medicine at Weill Medical College of
                                         Cornell University and Senior Attending Physician at The New
                                         York- Presbyterian Hospital in New York City

Tejal Desai, Ph.D.                       Associate Professor in Biomedical Engineering at Boston
                                         University and the Director of the Laboratory of Therapeutic
                                         Microtechnology


LEGAL PROCEEDINGS

         We may from time to time become a party to legal proceedings arising in the ordinary course of business. We are not currently a party to any material pending litigation or other material legal proceeding.

PROPERTY AND FACILITIES

         We own no real property. We are currently leasing approximately 2,200 square feet of office space in San Diego, California which we occupy under a two-year lease expiring on October 31, 2002. We also are currently leasing approximately 4,500 square feet of laboratory space in San Diego, California which we occupy under a lease expiring October 15, 2002.
         We recently executed a new three-year lease beginning October 1, 2002 and expiring September 30, 2005 for approximately 7,100 square feet of office and laboratory space in San Diego, California which will replace the two existing facilities. This facility will be adequate for our current requirements.

MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The following table sets forth the names, ages as of July 21, 2002, and business experience of the directors, executive officers and certain other significant employees of our company. Our directors hold their offices for a term of one year or until their successors are elected and qualified. Our officers serve at the discretion of the Board of Directors.

Name                                        Age    Position Held and Tenure
----                                        ---    ------------------------
John F. Steel IV                             43      Chairman, Chief Executive
                                                     Officer and Director
Hartoun Hartounian, Ph.D.                    42      President, Chief Operating
                                                     Officer and Director
William G. Kachioff                          36      Vice President, Finance and
                                                     Chief Financial Officer
Robert W. Anderson, M.D.*                    64      Director
Steven T. Frankel *                          59      Director
James R. Gavin III, M.D., Ph.D.*             58      Director

* Member of the Audit and Compensation
Committees


Significant Employees
Ingrid Stuiver, Ph.D.                        36      Director of Research
Dagmar Meissner                              36      Director of Process
                                                     Research and Development
Mayank Patel                                 32      Director of Engineering and
                                                     Manufacturing


JOHN F. STEEL IV, CHAIRMAN AND CHIEF EXECUTIVE OFFICER. Mr. Steel joined us in April 2002 as Chairman of the Board of Directors and Chief Executive Officer. In January, 1998, Mr. Steel founded MSLT Delaware and has served as its Chairman and Chief Executive Officer from September 1998 to April 2002. Prior to founding MSLT Delaware, Mr. Steel was a founder, Chief Executive Officer and a director of AKESIS Pharmaceuticals, Inc., a company that developed a patented treatment for insulin resistance for Type II diabetes. Prior to that, Mr. Steel founded Defined Benefit Inc. in 1983, a company that provided financial services to health care professionals. From 1989 to 1994, Mr. Steel consulted to several public and private companies on business issues related to distribution of goods, services, and finances through Steel Management. Mr. Steel received his MBA degree with an emphasis in finance from the University of Southern California and a Bachelor of Arts degree from Dartmouth College.

HARTOUN HARTOUNIAN, PH.D., PRESIDENT AND CHIEF OPERATING OFFICER. Dr. Hartounian joined us in April 2002 and had served as President and Chief Operating Officer of MSLT Delaware since August 2000. Before joining MSLT Delaware, Dr. Hartounian served for two years as the Head of the Process Development at Kelco BioPolymers, one of the world's largest producers of biopolymers and a unit of Pharmacia. Prior to that, Dr. Hartounian served as the Associate Director of Product Development at SkyePharma PLC (formerly known as Depotech), for one year where he was responsible for all aspects of product development, scale up and technology transfer and was the key contributor in the commercialization of SkyePharma's first product. Before joining SkyePharma, he held a senior research engineer position at Dupont Central Research and Development. He has held numerous leadership positions in professional pharmaceutical societies in the United States. Dr. Hartounian served as an Executive Vice President of the International Society for Pharmaceutical Engineering, San Diego Chapter, was an adjunct professor in the Department of Chemical Engineering at the Drexel University and is a lecturer in the Bioengineering Department at University of California, San Diego. Dr. Hartounian received his Ph.D. in Chemical Engineering from the University of Delaware in 1992.

WILLIAM G. KACHIOFF, VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER. Mr. Kachioff joined us in April 2002 and had served as the acting Chief Financial Officer of MSLT Delaware beginning in February 2002. Prior to joining MSLT Delaware, Mr. Kachioff served for two years as Director of Finance at Altus Medical, Inc., a manufacturer of innovative medical devices, where he helped prepare that company for the successful commercial launch of its first product and for its initial public offering of stock. From November 1998 to November 1999, Mr. Kachioff was the Corporate Controller at Coulter Pharmaceuticals, Inc., and from November 1996 to October 1998, Mr. Kachioff was the Assistant Controller at Vivus, Inc., from September 1990 to November 1996 he held a series of progressively responsible finance and accounting positions with Abbott Laboratories. Prior to these positions, he was a senior auditor with Deloitte & Touche LLP. Mr. Kachioff received his B.S. in Management with concentrations in Accounting and Information Systems from the State University of New York at Buffalo and has been a Certified Public Accountant since 1989.

ROBERT W. ANDERSON, M.D. Dr. Anderson has been a director of our company since April 2002 and was elected as a director of MSLT Delaware in March 2001. Dr. Anderson also serves as the David C. Sabiston, Professor and Chairman of the Department of Surgery at Duke University Medical Center in Durham, North Carolina. Dr. Anderson received his B.S. degree in Engineering from Duke University and was awarded the M.D. degree from Northwestern University in 1964. He was trained in general and cardiothoracic surgery at Duke University Medical Center and was appointed to the faculty as an Assistant Professor of Surgery in 1972. He served on the faculty at Duke for five years and then was appointed Chief of the Division Cardiothoracic Surgery at the University of Minnesota in 1977. While at Duke, Dr. Anderson was awarded an NIH Research Career Development Award and held RO1 Funding from the NIH for 19 consecutive years. In 1977 Dr. Anderson accepted the position or Chairman of the Department of Surgery at Evanston-Northwestern Hospital and subsequently was also appointed as Chief of Cardiothoracic Surgery for Northwestern University Medical Center. He received an MBA degree from the Kellogg School of Management at Northwestern in 1994 and was appointed as the Chairman of the Department of Surgery at Duke in the same year.

STEVEN T. FRANKEL. Mr. Frankel was elected as a director of MicroIslet in May 2002. Mr. Frankel also is currently the Chief Executive Officer and President of Genetic Diagnostics, Inc. Prior to that, Mr. Frankel served as the Chief Executive Officer and President of A-Fem Medical Corp., a developer of women's healthcare products, from April 1998 to October 2001. Before that, he was the Chief Executive Officer and President of Quidel Corp., a manufacturer of physicians' office diagnostic test kits, from May 1992 to March 1998. Previously, Mr. Frankel was President of various divisions of Becton, Dickinson and Co. Mr. Frankel attended the Executive Program at Stanford University in 1989 and a received his BA in Philosophy from Clark University in 1964.

JAMES R. GAVIN III, M.D., PH.D. Dr. Gavin has been a director of our company since April 2002 and was elected as a director of MSLT Delaware in March 2001. Dr. Gavin also is currently Senior Scientific Officer of the Howard Hughes Medical Institute in Chevy Chase, Maryland and Director of the HHMI-NIH Research Scholars Program. Prior to joining the senior scientific staff at the Hughes Institute in October 1991, he served as William K. Warren Professor for Diabetes Studies; Professor of Medicine; Chief, Diabetes Section; and Chief, Section of Endocrinology, Metabolism and Hypertension at the University of Oklahoma Health Sciences Center. He completed his B.S. in Chemistry at Livingstone College, a Ph.D. in Biochemistry at Emory University and his M.D. at Duke University Medical School. Dr. Gavin is Past-President of the American Diabetes Association, a member of the Endocrine Society, the Board of Directors of the Hormone Foundation, the American Society for Clinical Investigation, the American Association of Physicians, the American Association of Academic Minority Physicians, and the Institute of Medicine of the National Academy of Sciences. He has received numerous civic and academic awards and honors. He presently serves as Senior Program Consultant and Director of the Minority Medical Faculty Development Program of the Robert Wood Johnson Foundation and is also a member of the Board of Trustees of that foundation.

INGRID STUIVER, PH.D., DIRECTOR OF RESEARCH. Dr. Stuiver joined us in April 2002 and joined MSLT Delaware as Director of Research in March 2001. Dr. Stuiver is a cell and molecular biologist with extensive research experience in cancer, inflammation, signal transduction and adhesion receptor biology. Before joining MSLT Delaware, Dr. Stuiver was the Assistant Director of Clinical Research and Research Scientist at Maxia Pharmaceuticals for three years. At Maxia, she was instrumental in the development, design and implementation of phase I-III Clinical Trials for a non-surgical treatment of cervical dysplasia. During this time, she also led a successful preclinical screening program, finding leads for the treatment of inflammation and osteoarthritis. Currently, Dr. Stuiver is also funded by an NIH R01 for research related to platelet adhesion receptor biology. Prior to her business experience, Dr. Stuiver was a Sr. Research Associate/Postdoctoral Fellow at The Scripps Research Institute and studied adhesion receptors in cancer, hemostasis, thrombosis and the CNS. Dr. Stuiver received her Ph.D. in Molecular and Cellular Biology from the University of Arizona in 1992 and her B.A. in Biochemistry and Cell Biology from the University of California, San Diego in 1985.

DAGMAR MEISSNER, DIRECTOR OF PROCESS RESEARCH AND DEVELOPMENT. Ms. Meissner joined us in April 2002 and joined MSLT Delaware in January 2001 as the Director of Process Research and Development. She has nine years of business experience in optimization and development of pharmaceutical and food processes. Prior to joining MSLT Delaware, Ms. Meissner was a Senior Scientist at Kelco Biopolymers where she was part of the team to develop ultrapure alginate. In addition, she led projects for the development and scale-up of novel food biopolymers. Prior to that, she worked at SkyePharma PLC (formerly known as DepoTech) as a Senior Process Engineer where she was responsible for the process development and the implementation of SkyePharma's first product and investigated novel processing techniques for SkyePharma's drug delivery system. Prior to that, she worked at Biogen, Inc. as a Senior Process Associate where she performed process optimization and assisted in the implementation of the purification process of the beta-Interferon (Avonex(TM) for multiple sclerosis). Ms. Meissner earned a diploma in Chemical Engineering from a PolyTechnic Institute in Mannheim, Germany and an M.S. degree in Chemical Engineering from Tufts University.

MAYANK PATEL, DIRECTOR OF ENGINEERING AND MANUFACTURING. Mr. Patel joined us in April 2002 and joined MSLT Delaware in December 2000 as Director of Engineering and Manufacturing. Mr. Patel is a chemical engineer with eight years of experience in pharmaceutical and diagnostic product manufacturing. He has a broad range of engineering and project management experience in biotechnology, with an extensive background in aseptic equipment design, installation, validation, and automation. Prior to joining MicroIslet, he was a senior process engineer at Sequenom Inc., where he was responsible for consumable product design, product validation, and development of manufacturing equipment for silicon-based DNA chips. Prior to that, he was a senior engineer at SkyePharma PLC (formerly DepoTech) where he was responsible for the design and commissioning of an FDA approved pharmaceutical production system. Previously, he was at Regeneron Pharmaceuticals, where he performed large-scale development and GMP production of clinical protein products. Mr. Patel received his MBA in Operations Management and his B.S. in Chemical Engineering from Rutgers University.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

         Our Articles of Incorporation provide that we must indemnify our directors and officers to the fullest extent permitted under Nevada law. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity shall not apply on account of:

         o acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

         o    unlawful distributions; or

         o any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

         Although our Articles of Incorporation provide that the liability of our directors and officers for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, we may be limited, pursuant to
Section 2115 of the California General Corporation Law, to indemnify our agents (as defined in Section 317 of the California General Corporation Law) to the extent permitted by Section 317 for breach of duty to us and our shareholders.

         Section 317 sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee, or other agent of a corporation, or is or was serving at the request of the corporation such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Indemnification for expenses, including amounts paid on settling or otherwise disposing of a threatened or pending action or defending against the same can be made in certain circumstances by our actions through: a majority vote of a quorum of our board of directors consisting of directors who are not party to the proceedings; approval of our shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or a court in which the proceeding is or was pending upon application by designated parties.

         Under certain circumstances, an agent can be indemnified, even when found liable. Indemnification is mandatory where the agent's defense is successful on the merits. The law allows us to make advances of expenses for certain actions upon the receipt of an undertaking that the agent will reimburse us if the agent is found liable.

         Our bylaws provide that we will indemnify our officers and directors for expenses and liabilities, including counsel fees, reasonably incurred or imposed in connection with any proceeding to which they may be a party or in which they may become involved by reason of being or having been directors or officers of ours, except in such cases where the director or officer is adjudged guilty of willful misfeasance or malfeasance in the performance of his or her duties. In the event of a settlement, the indemnification described above will apply only when our board of directors approves the settlement and reimbursement as being in our best interests.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons of ours pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         We also maintain directors' and officers' liability insurance as permitted by our bylaws.

         We also agreed to indemnify American Securities & Investment Company ("ASI") and its affiliates, officers, directors, employees, agents and controlling persons for losses, claims, damages and liabilities to which ASI may become subject relating to or arising out of any transaction contemplated by the Investment Banking Agreement, as amended, dated October 22, 2001, by and between us and them.

         We have also agreed to indemnify the selling shareholders against certain civil liabilities under the securities laws, or to contribute to any losses associated with these liabilities. The selling shareholders also agreed to indemnify us against certain civil liabilities under the securities laws deriving from information provided by the selling shareholders, or to contribute to any losses associated with these liabilities.

EXECUTIVE COMPENSATION

         The following table sets forth the annual and long-term compensation paid by our company or MSLT Delaware for services performed on our company's or MSLT Delaware's behalf for the three fiscal years ended December 31, 2001, with respect to those persons who were, as of December 31, 2001, the Chief Executive Officer and executive officers who received more than $100,000 in compensation for fiscal 2001 for either us or MSLT Delaware.


                         Summary Compensation Table (1)

                                                          Annual Compensation             Long-Term
                                                                                         Compensation

                                                                                          Securities
      Name and Principal Position          Year          Salary          Bonus        Underlying Options
      ---------------------------          ----          ------          -----        ------------------
Frank Danesi, Jr., President and          2001               -0-          -0-                -0-
Director (2)                              2000
                                          1999

Thomas K. Russell, Chairman of the        2001               -0-          -0-                -0-
Board and President (3)

John F. Steel IV, Chairman and Chief      2001          $130,000          -0-                -0-
Executive Officer (4)                     2000          $120,000          -0-                -0-
                                          1999           $75,000          -0-                -0-


Hartoun Hartounian, Ph.D., President      2001          $167,000          -0-                -0-
and Chief Operating Officer (4)           2000          $167,000          -0-              1,250,200


(1) The columns for "Bonus," "Other Annual Compensation," "Restricted Stock Awards," "LTP Payouts" and "All other Compensation" have been omitted because there is no compensation required to be reported. All options were granted at market value.

(2) Mr. Danesi resigned as our President and sole director in March 2001.

(3) Mr. Russell resigned as our Chairman and President in April 2002.

(4) Mr. Steel and Dr. Hartounian joined us in April 2002 with the completion of the acquisition of MSLT Delaware.

Option Grants in Last Fiscal Year
---------------------------------

         There were no options granted by either us or MSLT Delaware to any of the officers listed above in the Summary Compensation Table during the year ended December 31, 2001.

Fiscal Year End Option Values
-----------------------------

         The following table sets forth, as to the named officers, certain information concerning the number and value of unexercised options held by each of the named officers at December 31, 2001.

                                          Number of Options              Value of Unexercised In-the-Money
             Name                    Unexercised at Year End                   Options at Year End
             ----                    -----------------------                   -------------------
                                   Exercisable       Unexercisable       Exercisable        Unexercisable
                                   -----------       -------------       -----------        -------------
Frank Danesi, Jr.                         --                   --                    --                  --

Thomas K. Russell                         --                   --                    --                  --

John F. Steel IV                          --                   --                    --                  --

Hartoun Hartounian, Ph.D.            555,644              694,556        $3,172,727 (1)      $3,965,915 (1)


 (1) Based on a per share fair market value of the common stock of MSLT Delaware equal to $6.00 per share, the fair market value based on the price at which the common stock of MSLT Delaware was sold to investors in November 2001 and April 2002.

MSLT DELAWARE 2000 STOCK OPTION PLAN

GENERAL
         Our board of directors adopted the MSLT Delaware 2000 Stock Option Plan on May 9, 2002 and our shareholders approved it on May 28, 2002. All options granted by MSLT Delaware prior to our acquisition of MSLT Delaware were assumed by us, and those options became exercisable for shares of our common stock.

         The Plan provides for the grant of both incentive and nonstatutory stock options. Incentive stock options granted under the Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Nonstatutory stock options granted under the Plan are not intended to qualify as incentive stock options under the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of incentive and nonstatutory stock options.

PURPOSE

         The purpose of the Plan is to advance our interests and our shareholders by providing an incentive to attract, retain and reward persons who provide services to us and by motivating such persons to contribute to our growth and profitability.

ADMINISTRATION

         The Plan is administered by our board of directors and its designees. The board has the power, subject to the provisions of the Plan, to determine the persons to whom and the dates on which options will be granted, the number of shares to be subject to each option, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price, the type of consideration to be paid upon exercise of an option, and other terms of the option. Our board of directors is authorized to delegate administration of the Plan to a committee, but has not done so as of the date of this prospectus.

STOCK SUBJECT TO THE 2000 STOCK OPTION PLAN

         The aggregate number of shares of our common stock issuable under the Plan is 4,000,000 shares. As of July 21, 2002, of the total shares available under the Plan, 3,205,399 shares were subject to outstanding options and 794,601 shares were available for future grants. If options granted under the Plan expire, are cancelled or otherwise terminate without being exercised, the shares of common stock subject to such expired, cancelled or terminated options will then be available for grant under the Plan.

ELIGIBILITY

         Nonstatutory stock options may be granted only to our employees, directors and consultants, or certain related entities or designated affiliates. An incentive stock option can only be granted to a person who, on the effective date of grant, is an employee of ours, a parent corporation or a subsidiary corporation. Any person who is not an employee on the effective date of grant will be granted only a nonstatutory stock option.

         No incentive stock options may be granted under the Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of our company, or any of its parent or subsidiary corporations, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options granted under the Plan are exercisable for the first time by an optionee during any calendar year (under all plans of ours and our parent and subsidiary corporations) may not exceed $100,000.

TERMS OF OPTIONS

         The following is a description of the permissible terms of options under the Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

         EXERCISE PRICE; PAYMENT. The exercise price of incentive stock options under the Plan may not be less than the fair market value of the common stock subject to the option on the date of the option grant, and in some cases (see "Eligibility" above), may not be less than 110% of such fair market value. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of the stock subject to the option on the date of the option grant, or in the case of a nonstatutory stock option granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of our company, 110% of such fair market value. The exercise price of options granted under the Plan must be paid: (i) in cash, by check or cash equivalent, (ii) by tender to us, or attestation to the ownership of shares of our common stock owned by the optionee having a fair market value not less than the exercise price, (iii) pursuant to Regulation T ("cashless exercise"), (iv) for optionees who are employees, in our sole and absolute discretion, by delivery of a promissory note, (v) in any other form of legal consideration acceptable to our board of directors or (vi) any combination of the above.

         OPTION EXERCISE. Options granted under the Plan may become exercisable ("vest") in cumulative increments as determined by our board of directors. With the exception of an option granted to an officer, director or consultant, options must vest at a rate of at least 20% of the shares subject to option per year. Our board of directors has the power to accelerate the time during which an option may be exercised. In addition, options granted under the Plan may permit exercise prior to vesting, which is commonly referred to as an "early exercise" feature, but in such event the optionee may be required to enter into an early exercise stock purchase agreement that allows us to repurchase unvested shares acquired pursuant to such option at their original exercise price in the event that the optionee's service terminates.

         TERM. The maximum term of options under the Plan is ten years, except that in certain cases (see "Eligibility" above) the maximum term is five years. The Plan provides for earlier termination of an option due to the optionee's cessation of service. Options under the Plan generally will terminate three months after the optionee's cessation of continuous service. However, in the event the optionee's continuous service terminates due to the optionee's disability, then the optionee may exercise any of the vested portion of the option at any time during the six months after the optionee's cessation of service. If the optionee's continuous service terminates due to the death of the optionee, then the option may be exercised to the extent vested on the date of death for six months after the optionee's death. In no event, however, may an option be exercised later than the date of the expiration of the option's term as set forth in the optionee's stock option agreement.

         CHANGE IN CONTROL. The Plan defines a "Change in Control" of our company as any of the following events upon which our shareholders immediately before the event do not retain immediately after the event, in substantially the same proportions as their ownership of shares of our voting stock immediately before the event, direct or indirect beneficial ownership of more than 50% of the total combined voting power of the stock of our company, its successor or the corporation to which our assets were transferred: (i) a sale or exchange by the shareholders in a single or series of related transactions of more than 50% of the our voting stock; (ii) a merger or consolidation in which we are a party;
(iii) the sale, exchange or transfer of all or substantially all of our assets; or (iv) a liquidation or dissolution of our company.

         If a Change in Control occurs, the surviving, continuing, successor or purchasing corporation or parent corporation thereof may either assume our rights and obligations under the outstanding options or substitute substantially equivalent options for such corporation's stock. However, if an outstanding option is not assumed or replaced, the Plan provides that the vesting and exercisability of the option will be accelerated, effective ten days prior to the Change in Control. Options that are not assumed, replaced or exercised prior to the Change in Control will terminate. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of us.

           PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information regarding the ownership of our common stock as of July 21, 2002 by: (i) each director; (ii) each person who is known to us to be the beneficial owner of more than five percent of our outstanding common stock; (iii) each person who served as the our Chief Executive Officer during the last completed fiscal year; and (iv) all our executive officers and directors of as a group.

                                                     Number of Shares
Name and Address of Beneficial Owner (1)           Beneficially Owned (2)      Percent of Class
------------------------------------               ---------------------       ----------------
John F. Steel IV                                       9,376,500                     41.4%

Richard Schoninger                                     2,187,850                      9.7%

Diasense, Inc.                                         3,465,451                     15.3%
2776 Swallow Hill Road, Suite 2500
Pittsburgh, PA 15220

Don Saunders (3)                                       2,744,339                     12.1%
900 E. Desert Inn Road, Apt. 521
Las Vegas, NV 89109

Thomas K. Russell                                        275,132                      1.2%
30 Sembrado
Rancho Santa Margarita, CA 92688

Hartoun Hartounian, Ph.D.                                868,194(4)                   3.7%

William G. Kachioff                                       48,611(4)                    *

Robert W. Anderson, M.D.                                  72,929(4)                    *

Steven T. Frankel                                         10,444(4)                    *

James R. Gavin III, M.D., Ph.D.                           78,138(4)                    *

All officers and directors as a group
  (6 in number) (5)                                   10,454,816                     44.1%

* Less than one percent.

(1) Except as otherwise indicated, the address for each beneficial owner is 6540 Lusk Blvd., Suite C250, San Diego, CA 92121.

(2) Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 22,642,277 shares outstanding on July 21, 2002, adjusted as required by rules promulgated by the Commission.

(3) Includes 2,096,971 shares held by Mr. Saunders and his wife as trustees of a revocable living trust, for which Mr. Saunders shares voting and investment power with his wife, and 647,368 shares held by Mr. Saunders and his wife as trustees of an irrevocable trust for which Mr. Saunders shares voting and investment power with his wife.

(4) Represents shares issuable upon exercise of options exercisable within 60 days of July 21, 2002.

(5) Includes 1,078,316 shares subject to options exercisable within 60 days of July 21, 2002.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On December 14, 2001, Frank Danesi, Jr., the sole officer and director of our company and owner of approximately 90.22% of our then outstanding shares of capital stock, sold all of his 3,075,000 shares of common stock to the Don and Bonnie Saunders Family Trust as buyer and agent for certain nominees, for a cash purchase price of $300,000. The sale constituted a change of control of our company. As a result of this transaction, Mr. Russell became the beneficial owner of 275,132 of our common shares representing 8.07% of our then outstanding shares of capital stock. Mr. Russell also became our President and Chairman at that time.

         On April 24, 2002, we acquired MSLT Delaware through a merger of our newly-formed, wholly-owned subsidiary with MSLT Delaware (the "Merger"). MSLT Delaware's stockholders were issued a total of 19,215,538 shares of our authorized but unissued common stock, representing 85% of the post-Merger outstanding shares of the Registrant. In the Merger, MSLT Delaware common shares were exchanged on a one-for-one basis for our common shares, and MSLT Delaware's Series A Preferred shares were exchanged on a 15.6275-for-one basis for our common shares.

         Two individuals who were our affiliates were also affiliates of American Securities & Investment Company ("ASI"), which served as the placement agent for a private offering of securities by MSLT Delaware which closed simultaneously with the Merger. The two individuals were Thomas K. Russell, our former President and Chairman, and Donald G. Saunders, who was the beneficial owner of 81% of our issued and outstanding common stock pre-Merger. Mark C. Russell, the brother of Thomas K. Russell, was also affiliated with ASI. We have been advised that Mr. Saunders, Thomas K. Russell and Mark C. Russell are no longer affiliated with ASI. Certain trusts affiliated with Mr. Saunders subscribed for 175,000 MSLT Delaware shares in the private offering with gross proceeds to us of $1,050,000. 52,500 of such shares were purchased by Mr. Saunders as a nominee for a company associated with Thomas K. Russell and Mark
C. Russell with gross proceeds to us of $315,000. These investments were on the same terms as all other investments in the private offering. ASI received commissions equal to ten percent of the approximately $4 million in gross offering proceeds, and in connection with the Merger, received an investment banking fee of $200,000 plus 33,334 of our common shares.

         In March 2002, we agreed to issue warrants to purchase 1,000,000 shares of our common stock at $6.00 per share and 500,000 shares of our common stock at $12.00 per share to the following persons in the amounts set forth opposite their names:

Name                           $6.00 Warrants                $12.00 Warrants
----                           --------------                ---------------
Donald G. Saunders                   850,000                      425,000
Thomas K. Russell                    100,000                       50,000
Mark C. Russell                       50,000                       25,000
                                      ------                       ------
Total:                             1,000,000                      500,000

         The warrants are exercisable at any time between August 1, 2002 and July 31, 2007.

                            DESCRIPTION OF SECURITIES

         The descriptions in this section and in other sections of this prospectus of our securities and various provisions of our articles of incorporation and our bylaws are limited solely to descriptions of the material terms of our securities, articles of incorporation and bylaws. Our articles of incorporation and bylaws have been filed with the Commission as exhibits to this registration statement of which this prospectus forms a part.

         Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001. As of July 1, 2002, 22,642,277 shares of our common stock were issued and outstanding. This excludes an aggregate of 5,500,000 shares of common stock reserved for issuance upon exercise of stock options and warrants.

OUR COMMON STOCK

         Our common stock is a typical and customary form of common stock and is publicly traded on the Over The Counter Bulletin Board. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders. Except as set forth below, the holders of Common Stock are not entitled to cumulate their votes in the election of directors. All shares of our common stock rank equally as to voting and all other matters. Subject to the prior rights of holders of preferred stock, if any, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for payment. These dividends may be paid in cash, property or shares of common stock. The shares of common stock have no pre-emptive or conversion rights, no redemption or sinking fund provisions and are not liable for further call or assessment.

         We are a Nevada corporation incorporated under Nevada law. Nevertheless, most of our business operations are conducted in California, and, under Section 2115 of the California General Corporation Law ("California Corporate Law Section 2115"), a corporation like ours that is not incorporated under California law is deemed to be a "pseudo-foreign corporation" in California and as such is subject to a broad selection of provisions of the California General Corporation Law if (a) more than half of its business (based on a three-factor formula including property, payroll and sales) is conducted in California and (b) more than half of its voting securities are held of record by persons having addresses within California. We were not subject to California Corporate Law Section 2115 prior to the Merger with MSLT Delaware. We may become subject to California Corporate Code Section 2115 effective upon the first date of our next income year if the tests for applicability of such section are satisfied for the current income year as determined by us on or after the 135th day of the next income year. We are not able determine at this time whether we will be subject to California Corporate Code Section 2115 for our next income year. In the event we become subject to California Corporate Code Section 2115, our shareholders may thereafter exercise cumulative voting rights. If cumulative voting rights exist, each holder of common stock will be entitled, for each share held, to the number of votes equal to the number of directors to be elected. Each shareholder may give one candidate, who has been nominated prior to voting, all the votes that stockholder is entitled to cast or may distribute such votes among as many candidates as that shareholder chooses. However, no shareholder will be entitled to cumulate votes unless the candidate's name has been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting, prior to the voting, of his or her intention to cumulate votes.

OUR "BLANK CHECK" PREFERRED STOCK

         The term "blank check" refers to preferred stock, the creation and issuance of which is authorized in advance by the shareholders and the terms, rights and features of the series of which are determined by our board of directors from time to time. The authorization of this blank check preferred stock permits our board of directors to authorize and issue preferred stock from time to time in one or more series. Subject to our Articles of Incorporation, and the limitations prescribed by law or any stock exchange or national securities association trading system on which our securities may then be listed, the board of directors is expressly authorized, at its discretion, to adopt resolutions to issue shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences, and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, in each case without any further action or vote by the shareholders. Our board of directors is required to make any determination to issue shares of preferred stock based on its judgment as to the best interests of our company and its shareholders.

         The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

                                  LEGAL MATTERS

         Legal matters in connection with the validity of the shares of common stock offered hereby will be passed upon for us by Procopio, Cory, Hargreaves & Savitch LLP.

                                     EXPERTS

The financial statements of the Company for the years ended December 31, 2001 and 2000 and for the period from August 21, 1998 (Date of Inception) to December 31, 2001 included in this Prospectus have been so included in reliance on the report of Levitz, Zacks & Ciceric, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and us, please review the registration statement, including exhibits, schedules and reports filed as a part of the registration statement. Statements in this prospectus about the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of that document filed as an exhibit to the registration statement, and each of these statements are qualified in all respects by such reference. The registration statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the public reference facilities maintained by the Securities and Exchange Commission at Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at its offices at Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, IL 60661; or 233 Broadway, 13th Floor, New York, NY 10279. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC, including our company.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditor.............................................   F-2

Balance Sheets as of December 31, 2001 and December 31, 2000..............   F-3

Statements of Operations for the years ended December 31, 2001 and
   December 31, 2000 and the period from August 21, 1998
   (Date of Inception) to December 31, 2001...............................   F-4

Statements of Stockholders' Equity for the years ended December
   31, 2001 and December 31, 2000 and the period from August 21, 1998
   (Date of Inception) to December 31, 2001...............................   F-5

Statements of Cash Flows for the years ended December 31, 2001 and
  December 31, 2000 and the period from August 21, 1998
  (Date of Inception) to December 31, 2001................................   F-6

Notes to Financial Statements.............................................   F-7

Balance Sheets as of March 31, 2002 (unaudited) and December 31, 2001.....  F-20

Statements of Operations (unaudited) for the three months ended
   March 31, 2002 and March 31, 2001 and the period from August 21,
   1998 (Date of Inception) to March 31, 2002.............................  F-21

Statements of Cash Flows (unaudited) for the three months ended
  March 31, 2002 and the period from August 21, 1998 (Date of
  Inception) to March 31, 2002............................................  F-22

Notes to Financial Statements.............................................  F-23

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
MICROISLET, INC.
San Diego, California

         We have audited the accompanying balance sheets of MicroIslet, Inc. (a development stage company) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000 and for the period from August 21, 1998 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MicroIslet, Inc. (a development stage company) at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 and for the period from August 21, 1998 (inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States.


/S/ LEVITZ, ZACKS & CICERIC

LEVITZ, ZACKS & CICERIC
July 2, 2002
San Diego, California

                                     MICROISLET, INC.
                               (A Development Stage Company)
                                      Balance Sheets
                                December 31, 2001 and 2000

ASSETS
                                                                   2001           2000
                                                               ------------   ------------
Current Assets:
  Cash                                                         $   548,781    $   290,201
  Grant receivables                                                  4,972            -0-
  Prepaid expenses                                                  23,908          9,097
                                                               ------------   ------------

        Total current assets                                       577,661        299,298

Equipment, net                                                      61,264         57,352

Deposits and other assets                                           29,172         20,964
                                                               ------------   ------------

        Total assets                                           $   668,097    $   377,614
                                                               ============   ============


                           LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Research expenses payable to stockholder                     $   240,000    $       -0-
  Accounts payable and accrued expenses                             66,379         17,564
                                                               ------------   ------------

        Total current liabilities                                  306,379         17,564
                                                               ------------   ------------

STOCKHOLDERS' EQUITY:
  Convertible preferred stock - $.001 par value: 10,000,000
    shares authorized; 82,888 shares issued and outstanding;
    aggregate liquidation preference of $186,500                        83             83
  Common stock - $.001 par value: 25,000,000 shares
    authorized; 17,415,575 shares issued and outstanding
    (15,145,548 at December 31, 2000)                               17,416         15,146
  Additional paid-in capital                                     5,358,325      1,382,831
  Deficit accumulated during the development stage              (5,014,106)    (1,038,010)
                                                               ------------   ------------

        Total stockholders' equity                                 361,718        360,050
                                                               ------------   ------------

        Total liabilities and stockholders' equity             $   668,097    $   377,614
                                                               ============   ============

                      See accompanying notes to financial statements.

                                           F-3

                                          MICROISLET, INC.
                                   (A Development Stage Company)
                                      Statements of Operations
                               Years Ended December 31, 2001 and 2000
              and Period from August 21, 1998 (Date of Inception) to December 31, 2001

                                                                                     August 21, 1998
                                                   Year Ended        Year Ended      (Inception) to
                                                   December 31,      December 31,     December 31,
                                                      2001              2000               2001
                                                  -------------     -------------     -------------
Expenses:
  Research and development expenses               $  3,175,997      $    577,000      $  3,809,867
  General and administrative expenses                  827,871           405,280         1,254,094
                                                  -------------     -------------     -------------

        Loss from operations                        (4,003,868)         (982,280)       (5,063,961)
                                                  -------------     -------------     -------------

Other income (expense):
  Interest income                                        9,268            16,545            30,851
  Interest expense                                        (161)              -0-              (161)
  Grant income                                          16,846               -0-            16,846
  Other                                                  1,819               500             2,319
                                                  -------------     -------------     -------------

        Total other income (expense)                    27,772            17,045            49,855
                                                  -------------     -------------     -------------

        Net loss                                  $ (3,976,096)     $   (965,235)     $ (5,014,106)
                                                  =============     =============     =============

Basic and diluted net loss per share              $       (.23)     $       (.06)     $       (.34)
                                                  =============     =============     =============

Weighted average number of shares outstanding
  used in calculation                               16,977,840        15,053,600        14,882,113
                                                  =============     =============     =============

                          See accompanying notes to financial statements.

                                                F-4

                                                          MICROISLET, INC.
                                                    (A Development Stage Company)
                                                 Statements of Stockholders' Equity
                                               Years Ended December 31, 2001 and 2000
                              and Period from August 21, 1998 (Date of Inception) to December 31, 2001

                                                                                                           Deficit
                                                                                                         Accumulated
                                       Preferred Stock              Common Stock           Additional     During the
                                 --------------------------  --------------------------     Paid-in       Development
                                    Shares        Amount        Shares         Amount       Capital         Stage          Total
                                 ------------  ------------  ------------   ------------  ------------   ------------   ------------
Sale of common stock to
  founders, August 21, 1998              -0-   $       -0-    12,594,203    $    12,594   $   (12,110)   $       -0-    $       484
Stock issued pursuant to license
   agreement, September 15, 1998          --            --       344,586            345          (323)            --            22
Sale of preferred stock, net
   May 4, 1999                        82,888            83            --             --       186,417             --        186,500
Net loss                                  --            --            --             --            --        (72,775)       (72,775)
                                 ------------  ------------  ------------   ------------  ------------   ------------   ------------

Balance, December 31, 1999            82,888            83    12,938,789         12,939       173,984        (72,775)       114,231

Sale of common stock, net:
    January 20, 2000                      --            --     1,706,679          1,707       498,293             --        500,000
    January 24, 2000                      --            --       500,080            500          (468)            --             32
Payments received for January
   1, 2001 stock sale                     --            --            --             --       500,000             --        500,000
Stock-based compensation                  --            --            --             --       211,022             --        211,022
Net loss                                  --            --            --             --            --       (965,235)      (965,235)
                                 ------------  ------------  ------------   ------------  ------------   ------------   ------------

Balance, December 31, 2000            82,888            83    15,145,548         15,146     1,382,831     (1,038,010)       360,050

Sale of common stock, net:
    January 1, 2001                       --            --     1,706,679          1,707       498,293             --        500,000
    July 2, 2001                          --            --        52,094             52        99,948             --        100,000
    November 2, 2001                      --            --       166,668            166       887,334             --        887,500
Stock issued pursuant to license
   agreement, October 16, 2001            --            --       344,586            345     2,067,173             --      2,067,518
Stock-based compensation                  --            --            --             --       422,746             --        422,746
Net loss                                  --            --            --             --            --     (3,976,096)    (3,976,096)
                                 ------------  ------------  ------------   ------------  ------------   ------------   ------------

Balance December 31, 2001             82,888   $        83    17,415,575    $    17,416   $ 5,358,325    $(5,014,106)   $   361,718
                                 ============  ============  ============   ============  ============   ============   ============

                                           See accompanying notes to financial statements.

                                                                F-5

                                        MICROISLET, INC.
                                  (A Development Stage Company)
                                    Statements of Cash Flows
                             Years Ended December 31, 2001 and 2000
            and Period from August 21, 1998 (Date of Inception) to December 31, 2001

                                                                                 August 21, 1998
                                                    Year Ended      Year Ended   (Inception) to
                                                    December 31,   December 31,   December 31,
                                                        2001           2000           2001
                                                    ------------   ------------   ------------
Cash flows from operating activities:
  Net loss                                          $(3,976,096)   $  (965,235)   $(5,014,106)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    In-process R&D acquired for common stock          2,067,518            -0-      2,067,518
    Stock compensation expense                          422,746        211,022        633,768
    Depreciation and amortization                        16,970         10,142         27,112
    Increase in deposits and other assets                (8,208)        (7,546)       (29,172)
    Increase in grant receivables                        (4,972)           -0-         (4,972)
    Increase in prepaids                                (14,811)        (9,044)       (23,908)
    Increase in accounts payable and accrued
      expenses                                          288,815         17,564        306,379
                                                    ------------   ------------   ------------

        Net cash used in operating activities        (1,208,038)      (743,097)    (2,037,381)
                                                    -----------    -----------    -----------

Cash flows from investing activities:
  Purchases of equipment                                (20,882)       (60,355)       (88,376)
                                                    -----------    -----------    -----------

        Net cash used in investing activities           (20,882)       (60,355)       (88,376)
                                                    -----------    -----------    -----------

Cash flows from financing activities:
  Proceeds from sale of common stock                  1,487,500      1,000,032      2,488,038
  Proceeds from sale of preferred stock                     -0-            -0-        186,500
                                                    -----------    -----------    -----------

        Net cash provided by financing activities     1,487,500      1,000,032      2,674,538
                                                    -----------    -----------    -----------

        Net increase in cash                            258,580        196,580        548,781

Cash at beginning of period                             290,201         93,621            -0-
                                                    -----------    -----------    -----------

Cash at end of period                               $   548,781    $   290,201    $   548,781
                                                    ===========    ===========    ===========

Interest paid                                       $       161    $       -0-    $       161
Income taxes paid                                   $       -0-    $       -0-    $         0

Non-cash investing and financing activities:
  In-process R&D acquired for common stock          $ 2,067,518    $       -0-    $ 2,067,518

                         See accompanying notes to financial statements.

                                              F-6

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                     Years Ended December 31, 2001 and 2000


Note 1.  THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

         MicroIslet, Inc. was incorporated in Delaware on August 21, 1998. Pursuant to a license agreement with Duke University (Note 3), the Company is engaged in the research, development, and commercialization of patented technologies in the field of transplantation therapy for patients with insulin-dependent diabetes. The Company has not commenced planned principal operations and is considered to be in the development stage. The Company intends to continue its research and development efforts and, ultimately, to begin market introduction of its products.

         Equipment
         ---------

         Equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful asset lives, which range from three to five years. Repairs and maintenance are charged to expense as incurred.

         Research and Development
         ------------------------

         Research and development costs are charged to operations when incurred. Research and development expenses in 2001 include $2,067,518 of in-process research and development acquired for common stock.

         Income Taxes
         ------------

         Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 1. THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (continued)

         Segment Reporting
         -----------------

         Operating segments are determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company operates in one segment.

         Stock-Based Compensation
         ------------------------

         The cost of stock options and other stock-based compensation granted to employees and directors performing director services is recorded based on the intrinsic value of the compensation on the measurement date which is generally the grant date. The cost of stock- based compensation granted to outside consultants and directors performing advisory services is recorded based on the fair value of the compensation on the grant date.

         Grant Revenue
         -------------

         The Company recognizes grant revenue as the related research expenses are incurred.

         Estimates
         ---------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         New Accounting Pronouncements
         -----------------------------

         The Company does not expect the adoption of any issued, but not yet effective, accounting pronouncements to have a material effect, if any, on its financial position or results of operations.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 1. THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (continued)

         Concentration of Credit Risk
         ----------------------------

         The Company maintains its cash balances in a financial institution and a money market fund at the same institution. Cash balances at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The money market fund is uninsured.

Note 2.  COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                             2001        2000
                                                          ---------   ---------
         Equipment
         ---------
         Laboratory equipment                             $ 21,751    $  7,234
         Computer equipment                                 45,152      39,348
         Furniture and fixtures                             22,149      21,590
                                                          ---------   ---------

                                                            89,052      68,172
         Less accumulated depreciation and amortization    (27,788)    (10,820)
                                                          ---------   ---------

                                                          $ 61,264    $ 57,352
                                                          =========   =========

         Accounts Payable and Accrued Expenses
         -------------------------------------

         Accounts payable                                 $ 24,461    $  7,246
         Accrued payroll and vacation                       41,918      10,318
                                                          ---------   ---------

                                                          $ 66,379    $ 17,564
                                                          =========   =========

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 3.  LICENSE AGREEMENT

         In September 1998, the Company entered into a license agreement with Duke University (Duke). Under the terms of the agreement, the Company has the right to develop and commercialize technology related to therapies for diabetes developed and patented by Duke. The Company issued 344,586 shares of its common stock to Duke upon the execution of the license agreement. The Company issued an additional 344,586 shares to Duke upon issuance of the first patent involving the technology which occurred in October 2001. The Company is obligated to issue an additional 344,586 shares to Duke upon approval of a licensed product. The cost of the license rights is based on the fair value of the Company's stock when earned by Duke and is being expensed as acquired in-process research and development because the technology is in the early development stage and has no foreseeable alternative future uses. Research and development expenses in 2001 include $2,067,518 of in-process research and development acquired for common stock. The Company is obligated to pay Duke a royalty of 5% of all proceeds generated by any future commercial products derived from the licensed technology. The Company also reimburses Duke for research costs related to developing the technology for commercial use. The Company reimbursed Duke $252,793 and $251,395 for research in 2001 and 2000, respectively, including research expenses payable of $240,000 as of December 31, 2001.

Note 4.  OPERATING LEASES

         The Company leases office and laboratory facilities under operating leases expiring through September 30, 2002. Rent expense was $46,155 and $9,827 for the years ended December 31, 2001 and 2000, respectively.

         The following is a schedule of total future minimum lease payments under all noncancellable operating leases:

               Year Ending December 31
               -----------------------

                         2002                                  $     117,918
                                                               ==============

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 5.  STOCKHOLDERS' EQUITY

         Stock Options
         -------------

         During 2000, the Company adopted a stock option plan for employees, outside consultants and directors. There are 4,000,000 common shares available for grant under the plan. The plan allows for incentive options with exercise prices of at least 100% of the fair market value of the Company's common stock and nonqualified options with exercise prices of at least 85% of the fair market value of the Company's common stock. All options have a ten-year life and generally vest over a three-year period.

         The Company applies APB Opinion 25 in accounting for stock options granted to employees and directors performing director services. Compensation cost is based on the excess of the fair value of the stock over the exercise price on the measurement date which is generally the grant date and is recognized over the vesting period of the options. Compensation cost charged to operations for options granted to employees and directors performing director services was $250,583 in 2001 and $70,587 in 2000.

         The Company applies SFAS 123 in accounting for stock options granted to outside consultants and directors performing advisory services. Compensation cost is recognized over the vesting period based on the fair value of the options on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2001 and 2000: risk free interest rate of 5%; dividend yield of 0%; volatility of 54%; expected life of 10 years; and estimated fair value of the Company's common stock ranging from $0.59 to $6.00 in 2001 and $0.29 to $0.59 in 2000. Compensation
         cost charged to operations for options granted to consultants and directors performing advisory services was $172,163 in 2001 and $413 in 2000.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 5.  STOCKHOLDERS' EQUITY (continued)

         Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee and director stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2001 and 2000: risk free interest rate of 5%; dividend yield of 0%; volatility of 54%; expected life of 10 years; and estimated fair value of the Company's common stock ranging from $0.59 to $6.00 per share in 2001 and $0.29 to $0.59 per share in 2000.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Adjustments are made for options forfeited prior to vesting. The effects on compensation expense and net income had compensation cost for employee and director stock options been determined based on fair value at the date of grant consistent with the provisions of SFAS 123 are as follows:

                                                        2001           2000
                                                    ------------   ------------

               Net loss, as reported                $(3,976,096)   $  (965,235)
               Adjustment to compensation expense
                 under SFAS 123                        (143,306)       (42,775)
                                                    ------------   ------------

               Net loss, pro forma                  $(4,119,402)   $(1,008,010)
                                                    ============   ============

               Net loss per share, pro forma:
                 Basic and diluted                  $      (.24)   $      (.07)
                                                    ============   ============


         The following summary presents the options under the plan granted, exercised, expired, forfeited and outstanding at December 31, 2001 and 2000:

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 5.  STOCKHOLDERS' EQUITY (continued)

                                                                     Weighted
                                                                     Average
                                                      Number of      Exercise
                                                        Shares         Price
                                                      ----------    ----------
         Outstanding at January 1, 2000                      --     $     .00

         Granted                                      2,203,476     $     .29
         Exercised                                           --            --
         Expired                                             --            --
         Forfeited                                           --            --
                                                      ----------

         Outstanding at December 31, 2000             2,203,476     $     .29

         Granted                                        954,843     $     .39
         Exercised                                           --            --
         Expired                                             --            --
         Forfeited                                           --            --
                                                      ----------

         Outstanding at December 31, 2001             3,158,319     $     .32
                                                      ==========

         Options exercisable at December 31, 2001     1,183,612     $     .30
                                                      ==========

         The weighted average fair value of options granted during 2001 and 2000 was $1.16 and $0.47, respectively.

         The following summary presents the exercise prices, number of options outstanding and exercisable, and the remaining contractual lives of the Company's stock options at December 31, 2001:

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 5.  STOCKHOLDERS' EQUITY (continued)

                                                                    Weighted
                                                                     Average
                                   Number of Shares                 Remaining
                          ----------------------------------       Contractual
     Exercise Price       Outstanding            Exercisable           Life
     --------------       ------------           -----------       -----------
          $0.29             2,830,141             1,134,125           9.00
          $0.59               328,178                49,487           9.51


         Stock Sold Below Fair Value
         ---------------------------

         On January 24, 2000, the Company sold 500,080 shares of its common stock to two outside consultants for $32 in cash. Management determined that the fair value of the Company's common stock on the date of the sale exceeded the sale price. Accordingly, the Company recognized $140,022 of compensation cost based on the excess of the fair value of the shares over the sale price.

         Convertible Preferred Stock
         ---------------------------

         Each share of preferred stock is convertible into 15.6275 shares of common stock. In the event the Company makes an initial public offering of its common stock, the preferred shares will be converted automatically into shares of common stock at the conversion rate effective at the time of the offering. The preferred shares have voting rights and are entitled to noncumulative annual dividends of $0.05 per share if declared by the Board of Directors. In the event of any liquidation, dissolution, or winding up of the Company, holders of preferred stock will be entitled to a liquidation preference of $2.25 per share.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 5.  STOCKHOLDERS' EQUITY (continued)

         Stock Splits
         ------------

         Effective November 7, 2000, the Board of Directors authorized a 5-for-1 stock split of the Company's $.001 par value common stock. As a result of the split, 3,876,640 additional shares were issued. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock split.

         Effective October 18, 2001, the Board of Directors authorized a 3.1255-for-1 stock split of the Company's $.001 par value common stock. As a result of the split, 11,843,483 additional shares were issued. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock split.


Note 6.  EARNINGS PER SHARE

         The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, such as stock options, warrants or convertible securities. Potential common shares related to convertible preferred stock and stock options were not included in the calculation of diluted earnings per share in 2001 and 2000 because of their anti-dilutive effect.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 7.  INCOME TAXES

                                                        2001            2000
                                                    ------------   ------------
             Deferred tax assets:
               Net operating loss carryforwards     $   965,000    $   345,000
               Acquired in-process R&D                  885,000            -0-
               Stock-based compensation                 272,000         90,000
               Accrued vacation                          18,000          5,000
                                                    ------------   ------------
                                                      2,140,000        440,000
             Deferred tax liabilities:
               State taxes                             (150,000)       (30,000)
                                                    ------------   ------------

             Net deferred tax asset                   1,990,000        410,000
             Less valuation allowance                (1,990,000)      (410,000)
                                                    ------------   ------------

                                                    $       -0-    $       -0-
                                                    ============   ============

         The net deferred tax asset has been fully reserved due to uncertainties as to its realizability. The valuation allowance increased by $1,580,000 in 2001 and $380,000 in 2000.

         The Company has federal net operating loss carryforwards of approximately $2.2 million at December 31, 2001 available to offset taxable income through 2021 and California net operating loss carryforwards of approximately $2.2 million at December 31, 2001 available to offset taxable income through 2011.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 7.  INCOME TAXES (continued)

         The provision for income taxes differs from the amount using the statutory federal income tax rate of 34% as follows:

                                                       2001             2000
                                                   ------------     ------------
         Federal tax benefit at statutory rate     $ 1,350,000      $   330,000
         State tax benefit, net                        230,000           50,000
         Increase in valuation allowance            (1,580,000)        (380,000)
                                                   ------------     ------------

         Provision for income taxes                $       -0-      $       -0-
                                                   ============     ============

Note 8.  GRANT AGREEMENT

         The Company has a $200,000 grant from the National Institutes of Health. The funds are paid to the Company as reimbursement of certain research expenses and are to be received through August 2002.

Note 9.  FINANCING AGREEMENT

         In October 2001, the Company entered into a financing agreement with an investment banking company (the investment bankers). Under the terms of the agreement, the investment bankers will endeavor to obtain up to $10 million of financing for the Company through the sale of shares of the Company's common stock. For completed financings, the Company will pay the investment bankers a finder's fee equal to 10% of the financing. The Company will also pay the investment bankers the first $200,000 of any aggregate financings in excess of $6 million.

         The agreement requires that when the investment bankers have produced investors who agree to purchase common stock for at least $4 million, the Company will be acquired by a corporation whose shares trade on the NASD OTC Electronic Bulletin Board (the public shell) in a transaction accounted for as a reverse merger. After the completion of this transaction, the Company will be required to pay the investment bankers an additional $200,000 in cash plus 33,334 shares of the public shell's common stock.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 9.  FINANCING AGREEMENT (continued)

         In November 2001, the Company sold 166,668 shares of its common stock at a price of $6.00 per share in a private placement which raised net proceeds of $887,500. The investment bankers received approximately $100,000 in cash in connection with the stock sale. The stock purchase agreements provide that, if the Company sells shares of its common stock or convertible securities, including options and warrants, to subsequent investors at a price of less than $6.00 per share, the Company will be required to issue additional shares to these original investors in an amount sufficient to make their per share price equivalent to the lowest price paid by the subsequent investors.


Note 10. SUBSEQUENT EVENTS

         In April 2002, the Company sold 504,617 shares of its common stock at a price of $6.00 per share in a private placement which raised net proceeds of approximately $2.4 million. Pursuant to the financing agreement (Note 9), the investment bankers received approximately $500,000 in cash and 33,334 shares of the public shell's common stock in connection with the stock sale.

         On April 24, 2002, the Company and ALD Services, Inc. (ALD), a Nevada Corporation, merged. ALD is a public shell company with no assets or liabilities and a limited operating history. The principal stockholders of ALD are affiliated with the investment banking company with which the Company has a financing agreement (Note 9). Each share of the Company's common stock was converted into one share of ALD common stock and each share of the Company's preferred stock was converted into
         15.6275 shares of ALD common stock. As a result of the merger, the Company's shareholders acquired approximately 85% of ALD's post-closing common shares. The transaction will be accounted for as a reverse merger. Accordingly, the Company will be considered the accounting acquiror and the assets and liabilities of the Company will not be adjusted as a result of the merger. ALD changed its name to MicroIslet, Inc. following the merger.

         On March 1, 2002, prior to the merger, ALD issued an aggregate of 1,000,000 Class A Warrants and 500,000 Class B Warrants to three persons, including the then beneficial owner of approximately 81% of the outstanding common shares, the then president and sole director of ALD, and the brother of the then president and sole director. The warrants were issued as compensation for consulting services.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000


Note 10. SUBSEQUENT EVENTS (continued)

         Each outstanding Class A Warrant entitles the holder to purchase one share of ALD common stock at a price of $6.00 per share and each outstanding Class B Warrant entitles the holder to purchase one share of ALD common stock at a price of $12.00 per share. Subject to restrictions and limitations contained in the Warrant Agreement, both the Class A and the Class B Warrants will generally be exercisable at any time between August 1, 2002 and July 31, 2007. The Warrant Agreement requires ALD to register the shares underlying the Warrants and to maintain an effective registration statement during such time as the Warrants and underlying shares remain outstanding.

         ALD recorded non-cash compensation expense of $3,750,000 in the first quarter of 2002 based on the fair value of the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model using the five year life of the warrants, an annual risk free interest rate of 6%, volatility of 199%, dividend yield of 0%, and estimated fair value of ALD common stock of $2.60 per share.


Note 11. PRO FORMA DISCLOSURES (UNAUDITED)

         ALD had no assets or liabilities as of December 31, 2001 and 2000, and immaterial revenue and expenses for the years ended December 31, 2001 and 2000, and for the period from November 10, 1998 (inception) to December 31, 2001. Consequently, pro forma condensed financial information for the Company and ALD combined as of December 31, 2001 and 2000, and for the years ended December 31, 2001 and 2000 and for the period from inception to December 31, 2001 would be substantially the same as that reported in the accompanying financial statements.


                                      MicroIslet, Inc.
                               (A Development Stage Company)
                                       Balance Sheets
                            March 31, 2002 and December 31, 2001

ASSETS
                                                                 March 31,    December 31,
                                                                   2002           2001
                                                               (unaudited)
                                                               ------------   ------------
Current Assets:
  Cash                                                         $   194,623    $   548,781
  Grant receivables                                                 11,294          4,972
  Prepaid expenses                                                   8,717         23,908
                                                               ------------   ------------

        Total current assets                                       214,634        577,661

Equipment, net
                                                                    92,950         61,264
Deposits and other assets                                           29,172         29,172
                                                               ------------   ------------

        Total assets                                           $   336,756    $   668,097
                                                               ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Research expenses payable to stockholder                     $   240,000    $   240,000
  Deferred Revenue                                                  40,352            -0-
  Accounts payable and accrued expenses                            101,378         66,379
                                                               ------------   ------------

        Total current liabilities                                  381,730        306,379
                                                               ------------   ------------

Stockholders' Equity:
  Convertible preferred stock - $.001 par value: 10,000,000
    shares authorized; 82,888 shares issued and outstanding;
    aggregate liquidation preference of $186,500                        83             83
  Common stock - $.001 par value: 25,000,000 shares
    authorized; 17,415,575 shares issued and outstanding            17,416         17,416
  Additional paid-in capital                                     5,494,255      5,358,325
  Deficit accumulated during the development stage              (5,556,728)    (5,014,106)
                                                               ------------   ------------

        Total stockholders' equity                                 (44,974)       361,718
                                                               ------------   ------------

        Total liabilities and stockholders' equity             $   336,756    $   668,097
                                                               ============   ============

                                           F-20


                                       MicroIslet, Inc.
                                 (A Development Stage Company)
                             Statements of Operations (unaudited)
                          Three Months Ended March 31, 2002 and 2001
             and Period from August 21, 1998 (Date of Inception) to March 31, 2002


                                                                              August 21, 1998
                                                     Three Months Ended        (Inception) to
                                                          March 31,               March 31,
                                                    2002            2001            2002
                                                -------------   -------------   -------------
Expenses:
  Research and development expenses             $    349,492    $    256,565    $  4,159,359
  General and administrative expenses                224,015         118,865       1,478,109
                                                -------------   -------------   -------------

        Loss from operations                        (573,507)       (375,430)     (5,637,468)
                                                -------------   -------------   -------------

Other income (expense):
  Interest income                                      1,480           3,453          32,331
  Interest expense                                       (45)            -0-            (206)
  Grant income                                        29,450             -0-          46,296
  Other                                                  -0-             -0-           2,319
                                                -------------   -------------   -------------

        Total other income (expense)                  30,885           3,453          80,740
                                                -------------   -------------   -------------

        Net loss                                $   (542,622)   $   (371,977)   $ (5,556,728)
                                                =============   =============   =============

Basic and diluted net loss per share            $       (.03)   $       (.02)   $       (.37)
                                                =============   =============   =============

Weighted average number of shares outstanding
  used in calculation                             17,415,575      16,852,227      15,067,488
                                                =============   =============   =============


                                             F-21


                                  MicroIslet, Inc.
                            (A Development Stage Company)
                        Statements of Cash Flows (unaudited)
                      For the Three Months Ended March 31, 2002
        and Period from August 21, 1998 (Date of Inception) to March 31, 2002


                                                      Three Months Ended    August 21, 1998
                                                        March 31, 2002   (Inception) to March
                                                         (unaudited)           31, 2002
                                                        ------------         ------------
Cash flows from operating activities:
  Net loss                                              $  (542,622)         $(5,556,728)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    In process R&D acquired for common stock                    -0-            2,067,518
    Stock compensation expense                              135,931              769,699
    Depreciation and amortization                             6,808               33,920
    Increase in deposits                                        -0-              (29,172)
    Increase in grant receivables                            (6,322)             (11,294)
    Decrease in prepaids                                     15,191               (8,717)
    Increase in Deferred Revenues                            40,352               40,352
    Increase in accounts payable and accrued expenses        34,998              341,377
                                                        ------------         ------------

        Net cash used in operating activities              (315,664)          (2,353,045)
                                                        ------------         ------------

Cash flows from investing activities:
  Purchases of equipment                                    (38,494)            (126,870)
                                                        ------------         ------------

        Net cash used in investing activities               (38,494)            (126,870)
                                                        ------------         ------------

Cash flows from financing activities:
  Proceeds from sale of common stock                            -0-            2,488,038
  Proceeds from sale of preferred stock                         -0-              186,500
                                                        ------------         ------------

        Net cash provided by financing activities               -0-            2,674,538
                                                        ------------         ------------

        Net increase (decrease) in cash                    (354,158)             194,623

Cash at beginning of period                                 548,781                  -0-
                                                        ------------         ------------

Cash at end of period                                   $   194,623          $   194,623
                                                        ============         ============

Interest paid                                           $        45          $       206
Income taxes paid                                       $       -0-          $       -0-

Non-cash investing and financing activities:
  In-process R&D acquired for common stock              $       -0-          $ 2,067,518


                                        F-22

                                MicroIslet, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements


1.   BASIS OF PRESENTATION

     The information at March 31, 2002, and for the three-month period ended March 31, 2001 is unaudited. In the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year. These financial statements should be read in conjunction with our audited financial statements for the year ended December 31, 2001 which are included in this prospectus.


2.   SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

Equipment
---------

Equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful asset lives, which range from three to five years. Repairs and maintenance are charged to expense as incurred.

Research and Development
------------------------

Research and development costs are charged to operations when incurred. Research and development expenses in 2001 include $2,067,518 of in-process research and development acquired for common stock.

Income Taxes
------------

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Segment Reporting
-----------------

Operating segments are determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company operates in one segment.

Stock-Based Compensation
------------------------

The cost of stock options and other stock-based compensation granted to employees and directors performing director services is recorded based on the intrinsic value of the compensation on the measurement date which is generally the grant date. The cost of stock-based compensation granted to outside consultants and directors performing advisory services is recorded based on the fair value of the compensation on the grant date.

Grant Revenue
-------------

The Company recognizes grant revenue as the related research expenses are incurred.

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
-----------------------------

The Company does not expect the adoption of any issued, but not yet effective, accounting pronouncements to have a material effect, if any, on its financial position or results of operations.

Concentration of Credit Risk
----------------------------

The Company maintains its cash balances in a financial institution and a money market fund at the same institution. Cash balances at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The money market fund is uninsured.

3.  SUBSEQUENT EVENTS

In April 2002, the Company sold 504,617 shares of its common stock at a price of $6.00 per share in a private placement which raised net proceeds of approximately $2.4 million. Pursuant to the financing agreement (Note 9), the investment bankers received approximately $500,000 in cash and 33,334 shares of the public shell's common stock in connection with the stock sale.

On April 24, 2002, the Company and ALD Services, Inc. (ALD), a Nevada Corporation, merged. ALD is a public shell company with no assets or liabilities and a limited operating history. The principal stockholders of ALD were affiliated with the investment banking company with which the Company has a financing agreement (Note 9). Each share of the Company's common stock was converted into one share of ALD common stock and each share of the Company's preferred stock was converted into 15.6275 shares of ALD common stock. As a result of the merger, the Company's shareholders acquired approximately 85% of ALD's post-closing common shares. The transaction will be accounted for as a reverse merger. Accordingly, the Company will be considered the accounting acquiror and the assets and liabilities of the Company will not be adjusted as a result of the merger. ALD changed its name to MicroIslet, Inc. following the merger.

On March 1, 2002, prior to the merger, ALD issued an aggregate of 1,000,000 Class A Warrants and 500,000 Class B Warrants to three persons, including the then beneficial owner of approximately 81% of the outstanding common shares, the then president and sole director of ALD, and the brother of the then president and sole director. The warrants were issued as compensation for consulting services.

Each outstanding Class A Warrant entitles the holder to purchase one share of ALD common stock at a price of $6.00 per share and each outstanding Class B Warrant entitles the holder to purchase one share of ALD common stock at a price of $12.00 per share. Subject to restrictions and limitations contained in the Warrant Agreement, both the Class A and the Class B Warrants will generally be exercisable at any time between August 1, 2002 and July 31, 2007. The Warrant Agreement requires ALD to register the shares underlying the Warrants and to maintain an effective registration statement during such time as the Warrants and underlying shares remain outstanding.

ALD recorded non-cash compensation expense of $3,750,000 in the first quarter of 2002 based on the fair value of the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model using the five year life of the warrants, an annual risk free interest rate of 6%, volatility of 199%, dividend yield of 0%, and estimated fair value of ALD common stock of $2.60 per share.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's Articles of Incorporation provide that it must indemnify its directors and officers to the fullest extent permitted under Nevada law against all liabilities incurred by reason of the fact that the person is or was a director or officer or a fiduciary of the Registrant. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity shall not apply on account of:

                (a) acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

                (b) unlawful distributions; or

                (c) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

         Although the Registrant's Articles of Incorporation provide that the liability of our directors and officers for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, the Registrant may be limited, pursuant to Section 2115 of the California General Corporation Law, to indemnify agents (as defined in Section 317 of the California General Corporation Law) of the Registrant to the extent permitted by Section 317 for breach of duty to the corporation and its shareholders.

         Section 317 sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee, or other agent of a corporation, or is or was serving at the request of the corporation such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Indemnification for expenses, including amounts paid on settling or otherwise disposing of a threatened or pending action or defending against the same can be made in certain circumstances by actions of MicroIslet through: a majority vote of a quorum of MicroIslet's Board of Directors consisting of directors who are not party to the proceedings; approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or a court in which the proceeding is or was pending upon application by designated parties.

         Under certain circumstances, an agent can be indemnified, even when found liable. Indemnification is mandatory where the agent's defense is successful on the merits. The law allows the Registrant to make advances of expenses for certain actions upon the receipt of an undertaking that the agent will reimburse the corporation if the agent is found liable.

         The Registrant's Bylaws provide that it will indemnify its officers and directors for expenses and liabilities, including counsel fees, reasonably incurred or imposed in connection with any proceeding to which he or she may be a party or in which he or she may become involved by reason of being or having been directors or officers of MicroIslet, except in such cases where the director or officer is adjudged guilty of willful misfeasance or malfeasance in the performance of his or her duties. In the event of a settlement, the indemnification described herein will apply only when the Board of Directors of the Registrant approves such settlement and reimbursement as being in the best interests of the Registrant.

         The Registrant also maintains directors' and officers' liability insurance as permitted by its Bylaws. There are presently no material pending legal proceedings to which a director, officer and employee of the Registrant is a party. There is no pending litigation or proceeding involving one of the Registrant's directors, officers, employees or other agents as to which indemnification is being sought, and the Registrant is not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

         The Registrant also agreed to indemnify American Securities & Investment Company ("ASI") and its affiliates, officers, directors, employees, agents and controlling persons for losses, claims, damages and liabilities to which ASI may become subject relating to or arising out of any transaction contemplated by the Investment Banking Agreement, as amended, dated October 22, 2001, by and between the Registrant and ASI.

         The Registrant also agreed to indemnify the selling shareholders (as described in the Prospectus to which this Registration Statement relates) against certain civil liabilities under securities laws or will be entitled to contribution in connection therewith. The Registrant will be indemnified by the selling shareholders against certain liabilities under securities laws or will be entitled to contribution in connection therewith.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

SEC Registration Fee........................................... $   128.48

Accounting Fees and Expenses...................................   4,000.00

Legal Fees and Expenses........................................  35,000.00

Miscellaneous..................................................   5,871.52
                                                                ----------
Total.......................................................... $45,000.00
                                                                ==========

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of the Registrant's securities without registration under the Securities Act of 1933 during the past three years.

         In March 2002, the Registrant agreed to issue warrants to purchase 1,000,000 shares of its common stock at $6.00 per share and 500,000 shares of its common stock at $12.00 per share to the following persons in the amounts set forth opposite their names:

Name                       $6.00 Warrants                $12.00 Warrants
----                       --------------                ---------------
Donald G. Saunders               850,000                      425,000
Thomas K. Russell                100,000                       50,000
Mark C. Russell                   50,000                       25,000
                               ---------                      -------
Total:                         1,000,000                      500,000

         The warrants are exercisable at any time between August 1, 2002 and July 31, 2007.

         On April 24, 2002, the Registrant issued 19,326,255 shares of its common stock to the shareholders of MicroIslet, Inc., a Delaware corporation ("MSLT Delaware"), pursuant to a merger between MSLT Delaware and a newly-formed, wholly-owned subsidiary of the Registrant (the "Merger"). In the Merger, MSLT Delaware's common shares were exchanged on a one-for-one basis for the Registrant's common shares, and MSLT Delaware's Series A Preferred shares were exchanged on a 15.6275-for-one basis for the Registrant's common shares. American Securities & Investment Company ("ASI"), which served as the placement agent for a private offering of securities by MSLT Delaware which closed simultaneously with the Merger, received commissions equal to ten percent of the approximately $4 million in gross offering proceeds of such private placement, and in connection with the Merger, received an investment banking fee of $200,000 plus 33,334 common shares of the Registrant.

         The foregoing shares were issued in private transactions or private placements intending to meet the requirements of one or more exemptions from registration. In addition to any noted exemption below, we relied upon Section 4(2) of the Securities Act of 1933 given the transactions did not involve a public offering, and the securities issued bore a restricted legend thereon as "restricted securities."

ITEM 27.  EXHIBITS

   Exhibit No.                  Document Description
   -----------                  --------------------

       2.1 Merger Agreement and Plan of Reorganization dated as of April 22, 2002 by and among the Registrant, ALD Services Merger Subsidiary, Inc. and MSLT Delaware (incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on April 29, 2002).

       3.1 Articles of Incorporation of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form 10-SB filed with the Commission on August 13, 1999).

       3.2 Certificate of Amendment to the Articles of Incorporation of the Registrant.*

       3.3 Bylaws of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form 10-SB filed with the Commission on August 13, 1999)

       4.1          Specimen Common Stock Certificate.(1)

       5.1          Opinion of Procopio, Cory, Hargreaves & Savitch LLP.(1)

       10.1         2000 Stock Option Plan of MSLT Delaware.*

       10.2 Investment Banking Agreement dated October 22, 2001 by and between MSLT Delaware and American Securities & Investment Company, as amended.*

       10.3 License and Sponsored Research Agreement dated September 15, 1998 by and between MSLT Delaware and Duke University.*+

       10.4 Business Complex Lease dated as of September 14, 2000 by and between MSLT Delaware and AOPP Acquisition Corp. Two.*

       10.5 Sublease dated December 17, 2001 by and between MSLT Delaware and Sequenom, Inc., as amended. *

       10.6 Standard Industrial/Commercial Multi-Tenant Lease dated July 3, 2002 by and between the Registrant and Nancy Ridge Technology Center, L.P. *

       10.7 Warrant Agreement (incorporated by reference to the Registrant's Current Report on Form 8-K dated March 1, 2002 and filed with the Commission on March 6, 2002).

       10.8 Class A Warrant Certificate dated April 2, 2002, issued to Donald G. Saunders.*

       10.9 Class B Warrant Certificate dated April 2, 2002, issued to Donald G. Saunders.*

       10.10 Class A Warrant Certificate dated April 2, 2002, issued to Thomas K. Russell.*

       10.11 Class B Warrant Certificate dated April 2, 2002, issued to Thomas K. Russell.*

       10.12 Class A Warrant Certificate dated April 2, 2002, issued to Mark C. Russell.*

       10.13 Class B Warrant Certificate dated April 2, 2002, issued to Mark C. Russell.*

       21.1         List of Subsidiaries

       23.1 Consent of Procopio, Cory, Hargreaves & Savitch LLP (reference is made to Exhibit 5.1)

       23.2         Consent of Levitz, Zacks & Ciceric*

       24.1 Power of Attorney (included as part of the signature page to this Registration Statement)

---------
*  Filed herewith.


+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1)  To be filed by amendment.



ITEM 28.  UNDERTAKINGS

(a)  The undersigned Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of San Diego, State of California, on the 24th day of July, 2002.


                                                 MICROISLET, INC.


                                        /s/ John F. Steel IV
                                        ---------------------------------
                                        John F. Steel IV
                                        Chairman and Chief Executive Officer
                                        (Principal Executive Officer)


                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints John F. Steel IV, Hartoun Hartounian and William Kachioff, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                          Title                        Date
        ---------                          -----                        ----

/s/ John F. Steel IV            Chairman and Chief Executive       July 24, 2002
-----------------------------   Officer (Principal Executive
John F. Steel IV                Officer)


/s/ William G. Kachioff         Vice President, Finance and        July 24, 2002
-----------------------------   Chief Financial Officer
William G. Kachioff             (Principal Financial Officer)


/s/ Hartoun Harounian           President, Chief Operating         July 24, 2002
-----------------------------   Officer and Director
Hartoun Hartounian, Ph.D.


/s/ Robert W. Anderson          Director                           July 24, 2002
-----------------------------
Robert W. Anderson, M.D.


                                Director                           July 24, 2002
-----------------------------
James R. Gavin III, M.D., Ph.D.


/s/ Steven T. Frankel           Director                           July 24, 2002
-----------------------------
Steven T. Frankel

                                  EXHIBIT INDEX

   Exhibit No.                   Document Description
   -----------                   --------------------

       3.2 Certificate of Amendment to the Articles of Incorporation of the Registrant.

       10.1         2000 Stock Option Plan of MSLT Delaware.

       10.2 Investment Banking Agreement dated October 22, 2001 by and between MSLT Delaware and American Securities & Investment Company, as amended.

       10.3 License and Sponsored Research Agreement dated September 15, 1998 by and between MSLT Delaware and Duke University.+

       10.4 Business Complex Lease dated as of September 14, 2000 by and between MSLT Delaware and AOPP Acquisition Corp. Two.

       10.5 Sublease dated December 17, 2001 by and between MSLT Delaware and Sequenom, Inc., as amended.

       10.6 Standard Industrial/Commercial Multi-Tenant Lease dated July 3, 2002 by and between the Registrant and Nancy Ridge Technology Center, L.P.

       10.7 Warrant Agreement (incorporated by reference to the Registrant's Current Report on Form 8-K dated March 1, 2002 and filed with the Commission on March 6, 2002).

       10.8 Class A Warrant Certificate dated April 2, 2002, issued to Donald G. Saunders.

       10.9 Class B Warrant Certificate dated April 2, 2002, issued to Donald G. Saunders.

       10.10 Class A Warrant Certificate dated April 2, 2002, issued to Thomas K. Russell.

       10.11 Class B Warrant Certificate dated April 2, 2002, issued to Thomas K. Russell.

       10.12 Class A Warrant Certificate dated April 2, 2002, issued to Mark C. Russell.

       10.13 Class B Warrant Certificate dated April 2, 2002, issued to Mark C. Russell. 23.2 Consent of Levitz, Zacks & Ciceric

       21.1         List of Subsidiaries

       23.2         Consent of Levitz, Zacks & Ciceric

       24.1 Power of Attorney (included as part of the signature page to this Registration Statement)

---------

+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.





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